P.E. 12/31/06

07048196

1-12378

NVR

ANNUAL REPORT 2006

Profile of NVR, Inc.

Corporate Profile

Headquartered in Reston, Virginia, NVR, Inc. is one of America's leading homebuilders. We serve homebuyers in twenty-three metropolitan areas in thirteen states, including:

Mid Atlantic:	Maryland, Virginia, West Virginia & Delaware
North East:	Eastern Pennsylvania and New Jersey
Mid East:	Kentucky, Michigan, New York, Ohio & Western Pennsylvania
South East:	North Carolina, South Carolina & Tennessee

Homebuilding

Our homebuilding operations sell and construct homes under four brand names:

Ryan Homes — Founded in 1948 in Pittsburgh, Pennsylvania, to provide housing in the expanding post-war economy, Ryan Homes has constructed more than 270,000 homes in over fifty years of existence. Ryan Homes currently operates in every state listed above except Tennessee, which is served by our Fox Ridge Homes division. Ryan offers a variety of home-buying options to suit a broad spectrum of consumer needs, whether single-family, townhouse, or garden condominium.

NVHomes — Offering additional architectural details and designer elements tailored to suit the most discriminating of tastes, NVHomes has earned a reputation for quality and value. Established in 1980 in Northern Virginia, NVHomes now operates in Virginia, Maryland, Delaware and Pennsylvania.

Fox Ridge Homes — Founded in 1961, Fox Ridge Homes is one of the largest homebuilders in Nashville, Tennessee. Fox Ridge focuses primarily on the first-time homebuyer and first-time move-up markets.

Rymarc Homes — Founded in 1982, Rymarc Homes is a leading homebuilder in Columbia, South Carolina, and markets its homes primarily to first-time customers.

Our **Building Products** operation supports the construction operations, with manufacturing facilities in Maryland, Pennsylvania, New York, New Jersey, North Carolina and Tennessee. Building Products supplies structural building components, produced to exacting standards in a controlled environment and then delivered to the job site to reduce waste and improve efficiency.

Mortgage Banking

NVR Mortgage — The mission of the mortgage subsidiary is to serve the needs of NVR homebuyers. With headquarters in Reston, Virginia, NVR Mortgage offers mortgage services in all markets in which homebuilding operates.

NVR Settlement Services — Also headquartered in Reston, Virginia, this subsidiary provides a complete range of settlement and title services to support NVR's homebuilding operations.

Common stock of NVR, Inc. is traded on the American Stock Exchange under the symbol, NVR.



$800
$700
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$100
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Millions
2002
2003
2004
2005
2006

NET INCOME



$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
0
2002
2003
2004
2005
2006

DILUTED EARNINGS PER SHARE

To our Shareholders

2006 served to remind us that homebuilding is, by its nature, a cyclical industry. The Company and the homebuilding industry were confronted with the challenges of a marketplace where increased demand and strong price appreciation of the last several years gave way to more difficult market conditions. In spite of these challenges, we achieved the second best year in our history for operating income, recorded the largest volume of settlements in our history, and continued our industry leading results in return on equity and return on capital.

Our consolidated revenues reached a new record level in 2006, finishing in excess of $6.0 billion, up 17% over 2005 revenues of $5.3 billion. Net income in 2006 was $587 million. We produced $88.05 in diluted earnings per share, resulting in a compound annual growth rate of 29% over the past five years. Cash flow generated from operating activities also set a record finishing at $683 million, up over 28% from 2005.

New orders for 2006 totaled 13,217 units. The 2006 backlog of homes at year-end of 6,388 units, with a dollar value of $2.6 billion, was our third highest level ever, with 2005 being our record high. Disregarding the impact from the market downturn, our focus remains the efficient sale and delivery of homes to our customers.

While there are many factors we cannot control, it is important to recognize that we can continue to impact our customers, our employees, our business approach and the future of our company. We will remain dedicated to these core components of our past success, as they will guide us through the challenges of the current marketplace.

Customers
We take pride in our reputation as a company that places the customers first, by building a quality home and focusing on the needs of our customers. Beginning with the moment they enter our model, through the building and financing process, and beyond the date we deliver their home, we stand by our product and work with our customers to ensure they are satisfied.

Employees
We recognize that our employees are our most valuable asset. Our goal is to attract and retain the most talented individuals in our industry by providing superior training, a challenging work environment and ample opportunity for advancement. Through our *Employee Stock Ownership Program,* each of our employees is also a shareholder and has a vested interest in the success of the company.



16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Units
2002
2003
2004
2005
2006

NEW ORDERS



$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
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Billions
2002
2003
2004
2005
2006

BACKLOG DOLLARS



9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Units
2002
2003
2004
2005
2006

BACKLOG UNITS

Business Model

NVR's continued strong financial performance is a product of our unwavering commitment to a business strategy that minimizes risk and emphasizes liquidity. Unlike our major competitors, NVR is not in the land development business. We use option contracts to acquire finished lots, limiting our exposure to a small percentage of the actual land cost. In the event of a downturn, we have greater flexibility than our competitors who are in the land development business. By focusing on our strength, the efficient sale and construction of quality homes to core customer segments, NVR enjoys industry leading results in inventory turnover, return on equity and return on capital. The liquidity generated by our business model has been employed to expand existing operations and when available, excess liquidity has been returned to shareholders by repurchasing Company stock. We will continue to utilize this business model as it has been a core component to our success and leaves us well positioned to meet the near-term challenges.

Dominant Market Position

A key to our continued success is to be the dominant builder in each of the markets in which we operate. In the current market climate, we expect to leverage our existing management talent and business relationships to increase our market share in existing markets, while continuing to prudently evaluate future growth opportunities.

In 2006, NVR once again made the Fortune 500 list of largest corporations, ranking 34 places higher than the previous year. We are proud to be included in this select group and know that it would not be possible without the excellent performance of our dedicated employees, subcontractors, developers, and suppliers, and we thank them for their continued service.

We are privileged to welcome two new members to our board of directors. Timothy M. Donahue and Paul W. Whetsell bring a broad range of knowledge and experience to NVR and we look forward to working with them and the rest of our outstanding board members.

This past year served as a reminder that the homebuilding industry is not immune to the business and economic cycles that exist. Although there are uncontrollable economic forces that we remain sensitive to, we must focus on those that we can influence. We firmly believe that our future success lies not with the challenges of the current market, but with the opportunities.

Sincerely,

Dwight C. Schar
Chairman of the Board

Paul C. Saville
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ____ to ____________

Commission file number 1-12378

NVR, Inc.
(Exact name of registrant as specified in its charter)

Virginia
(State or other jurisdiction of incorporation or organization)

54-1394360
(IRS employer identification number)

11700 Plaza America Drive, Suite 500
Reston, Virginia 20190
(703) 956-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as described in Exchange Act Rule 12b-2).
Large accelerated filer X   Accelerated filer __   Non-accelerated filer __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates of NVR, Inc. on June 30, 2006, the last business day of the NVR Inc.'s most recently completed second fiscal quarter, was approximately $2.4 billion.

As of February 16, 2007 there were 5,677,792 total shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of NVR, Inc. to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934 on or prior to April 30, 2007 are incorporated by reference into Part III of this report.

INDEX

PART I

Item 1. Business.

General

NVR, Inc. ("NVR") was formed in 1980 as NVHomes, Inc. NVR's primary business is the construction and sale of single-family detached homes, townhomes and condominium buildings. To fully serve our homebuilding customers, we also operate a mortgage banking business. NVR conducts its homebuilding activities directly, except for Rymarc Homes, which is operated as a wholly owned subsidiary, and its mortgage banking operations, which is operated primarily through a wholly owned subsidiary, NVR Mortgage Finance, Inc. ("NVRM"). Unless the context otherwise requires, references to "NVR", "we", "us" or "our" include NVR and its consolidated subsidiaries.

We are one of the largest homebuilders in the United States. While we operate in multiple locations in thirteen states, primarily in the eastern part of the United States, approximately 37% of our home settlements in 2006 occurred in the Washington, D.C. and Baltimore, MD metropolitan areas, which accounted for 52% of our 2006 homebuilding revenues. Our homebuilding operations include the construction and sale of single-family detached homes, townhomes and condominium buildings under four trade names: Ryan Homes, NVHomes, Fox Ridge Homes and Rymarc Homes. The Ryan Homes, Fox Ridge Homes, and Rymarc Homes products are marketed primarily to first-time homeowners and first-time move-up buyers. The Ryan Homes product is currently sold in twenty-one metropolitan areas located in Maryland, Virginia, West Virginia, Pennsylvania, New York, North Carolina, South Carolina, Ohio, New Jersey, Delaware, Michigan and Kentucky. The Fox Ridge Homes product is sold solely in the Nashville, TN metropolitan area and the Rymarc Homes product is sold solely in the Columbia, South Carolina market. The NVHomes product is marketed primarily to move-up and upscale buyers and is sold in the Washington, D.C., Baltimore, MD, Philadelphia, PA and the Maryland Eastern Shore metropolitan areas. In 2006, our average price of a unit settled was approximately $398,000.

We do not engage in the land development business. Instead, we acquire finished building lots at market prices from various development entities under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots.

Our lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of our intent not to acquire the finished lots under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidating damage provision contained within the purchase agreements. We do not have any financial guarantees or completion obligations and we do not guarantee specific performance under these purchase agreements. We generally seek to maintain control over a supply of lots believed to be suitable to meet our five-year business plan.

On a very limited basis, we also obtain finished lots using joint venture limited liability corporations ("LLC's"). All LLC's are structured such that we are a non-controlling member and are at risk only for the amount we have invested. We are not a borrower, guarantor or obligor on any of the LLC's debt. We enter into a standard fixed price purchase agreement to purchase lots from these LLC's. At December 31, 2006, we had an aggregate investment in twelve separate LLC's totaling approximately $14 million, which controlled approximately 800 lots.

In addition to building and selling homes, we provide a number of mortgage-related services through our mortgage banking operations. Through operations in each of our homebuilding markets, NVRM originates mortgage loans almost exclusively for our homebuyers. NVRM generates revenues primarily from origination fees, gains on sales of loans and title fees. NVRM sells all of the mortgage loans it closes into the secondary markets on a servicing released basis.

Segment information for our homebuilding and mortgage banking businesses is included in Note 2 to the consolidated financial statements.

Homebuilding

Products

We offer single-family detached homes, townhomes and condominium buildings with many different basic home designs. These home designs have a variety of elevations and numerous other options. Our homes combine traditional or colonial exterior designs with contemporary interior designs and amenities, generally include two to four bedrooms, and range from approximately 1,000 to 7,300 square feet. During 2006, the prices of our homes ranged from approximately $90,000 to $2,600,000 and averaged approximately $398,000.

Markets

Our four reportable homebuilding segments operate in the following geographic regions:

Mid Atlantic:	Maryland, Virginia, West Virginia and Delaware
North East:	Eastern Pennsylvania and New Jersey
Mid East:	Kentucky, Michigan, New York, Ohio and western Pennsylvania
South East:	North Carolina, South Carolina, and Tennessee

Further discussion of settlements, new orders and backlog activity by homebuilding reportable segment for each of the last three years can be found in *Management's Discussion and Analysis of Financial Condition and Results of Operations* (see Item 7 of this report).

Backlog

Backlog totaled 6,388 units and approximately $2.6 billion at December 31, 2006 compared to backlog of 8,310 units and approximately $3.7 billion at December 31, 2005. Our cancellation rate was approximately 19% during 2006. During 2005 and 2004, our cancellation rates were approximately 12% and 11%, respectively. We can provide no assurance that our historical cancellation rate is indicative of the actual cancellation rate that may occur in 2007. See Risk Factors in Item 1A.

Construction

We utilize independent subcontractors under fixed price contracts to perform construction work on our homes. The subcontractors' work is performed under the supervision of our employees who monitor quality control. We use many independent subcontractors in our various markets and we are not dependent on any single subcontractor or on a small number of subcontractors.

Land Development

We are not in the land development business. We purchase finished lots from various land developers under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots. We are not dependent on any single developer or on a small number of developers.

Sales and Marketing

Our preferred marketing method is for customers to visit a furnished model home featuring many built-in options and a landscaped lot. The garages of these model homes are usually converted into temporary sales centers where alternative facades and floor plans are displayed and designs for other models are available for review. Sales representatives are compensated predominantly on a commission basis.

Regulation

We and our subcontractors must comply with various federal, state and local zoning, building, environmental, advertising and consumer credit statutes, rules and regulations, as well as other regulations and requirements in connection with our construction and sales activities. All of these regulations have increased the cost to produce and market our products, and in some instances, have delayed our developers' abilities to deliver us finished lots. Counties and cities in which we build homes have at times declared moratoriums on the issuance of building permits and imposed other restrictions in the areas in which sewage treatment facilities and other public facilities do not reach minimum standards. To date, restrictive zoning laws and the imposition of moratoriums have not had a material adverse effect on our construction activities. However, in certain markets in which we operate, we believe that our growth has been hampered by the longer time periods necessary for our developers to obtain the necessary governmental approvals.

Competition and Market Factors

The housing industry is highly competitive. We compete with numerous homebuilders of varying size, ranging from local to national in scope, some of which have greater financial resources than we do. We also face competition from the home resale market. Our homebuilding operations compete primarily on the basis of price, location, design, quality, service and reputation. We historically have been one of the market leaders in each of the markets where we build homes.

The housing industry is cyclical and is affected by consumer confidence levels, prevailing economic conditions and interest rates. Other factors that affect the housing industry and the demand for new homes include the availability and the cost of land, labor and materials; changes in consumer preferences; demographic trends; and the availability of mortgage finance programs. See Risk Factors in Item 1A.

We are dependent upon building material suppliers for a continuous flow of raw materials. Whenever possible, we utilize standard products available from multiple sources. In the past, such raw materials have been generally available to us in adequate supply.

Mortgage Banking

We provide a number of mortgage related services to our homebuilding customers through our mortgage banking operations. Our mortgage banking operations also include separate subsidiaries that broker title insurance and perform title searches in connection with mortgage loan closings for which they receive commissions and fees. Because NVRM originates mortgage loans almost exclusively for our homebuilding customers, NVRM is dependent on our homebuilding segment. In 2006, NVRM closed approximately 12,200 loans with an aggregate principal amount of approximately $3.9 billion.

NVRM sells all of the mortgage loans it closes to investors in the secondary markets on a servicing released basis, typically within 30 days from the loan closing. NVRM is an approved seller/servicer for FNMA, GNMA, FHLMC, VA and FHA mortgage loans.

Competition and Market Factors

NVRM's main competition comes from national, regional, and local mortgage bankers, mortgage brokers, thrifts and banks in each of these markets. NVRM competes primarily on the basis of customer service, variety of products offered, interest rates offered, prices of ancillary services and relative financing availability and costs.

Regulation

NVRM is an approved seller/servicer of FNMA, GNMA, FHLMC, FHA and VA mortgage loans, and is subject to all of those agencies' rules and regulations. These rules and regulations restrict certain activities of NVRM. NVRM is currently eligible and expects to remain eligible to participate in such programs. In addition, NVRM is subject to regulation at the state and federal level with respect to specific origination, selling and servicing practices.

Pipeline

NVRM's mortgage loans in process that have not closed ("Pipeline") at December 31, 2006 and 2005, had an aggregate principal balance of $1.6 billion and $2.1 billion, respectively. Our cancellation rate was approximately 35% in 2006. During 2005 and 2004, our cancellation rates were approximately 27% and 24%, respectively. We can provide no assurance that the prior year cancellation rate is indicative of the actual cancellation rate that may occur in 2007. See Risk Factors in Item 1A.

Employees

At December 31, 2006, we employed 4,548 full-time persons, of whom 1,770 were officers and management personnel, 290 were technical and construction personnel, 1,041 were sales personnel, 642 were administrative personnel and 805 were engaged in various other service and labor activities. None of our employees are subject to a collective bargaining agreement and we have never experienced a work stoppage. We believe that our employee relations are good.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our principal Internet website can be found at *http://www.nvrinc.com.* We make available free of charge on or through our website, access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after such material is electronically filed, or furnished, to the SEC.

Our website also includes a corporate governance section which contains the our Corporate Governance Guidelines (which includes our Directors' Independence Standards), Code of Ethics, Board of Directors' Committee Charters for the Audit, Compensation, Corporate Governance, Nominating and Qualified Legal Compliance Committees, Policies and Procedures for the Consideration of Board of Director Candidates and Policies and Procedures on Securityholder Communications with the Board of Directors. Additionally, amendments to and waivers from a provision of the Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions will be disclosed on our website (of which there were none in 2006).

In addition, you may request a copy of the foregoing filings (excluding exhibits), charters, guidelines and codes, and any waivers or amendments to such codes which are applicable to our executive officers, senior financial officers or directors, at no cost by writing to us at NVR, Inc., 11700 Plaza America Drive, Suite 500, Reston, VA 20190, Attention: Investor Relations Department or by telephoning us at (703) 956-4000.

Item 1A. Risk Factors.

Forward-Looking Statements

Some of the statements in this Form 10-K, as well as statements made by NVR, Inc. ("NVR") in periodic press releases or other public communications, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other comparable terminology. All statements other than of historical facts are forward looking statements. Forward looking statements contained in this document include those regarding market trends, NVR's financial position, business strategy, projected plans and objectives of management for future operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance of NVR to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to the following: general economic and business conditions (on both a national and regional level); interest rate changes; access to suitable financing; competition; the availability and cost of land and other raw materials used by NVR in its homebuilding operations; shortages of labor; weather related slow-downs; building moratoriums; governmental regulation; the ability of NVR to integrate any acquired business; fluctuation and volatility of stock and other financial markets; and other factors over which NVR has little or no control.

RISK FACTORS

Our business is affected by the risks generally incident to the residential construction business, including, but not limited to:

- actual and expected direction of interest rates, which affect our costs, the availability of construction financing, and long-term financing for potential purchasers of homes;
- the availability of adequate land in desirable locations on favorable terms;
- unexpected changes in customer preferences; and
- changes in the national economy and in the local economies of the markets in which we have operations.

Interest rate movements, inflation and other economic factors can negatively impact our business.

High rates of inflation generally affect the homebuilding industry adversely because of their adverse impact on interest rates. High interest rates not only increase the cost of borrowed funds to homebuilders but also have a significant effect on housing demand and on the affordability of permanent mortgage financing to prospective purchasers. We are also subject to potential volatility in the price of commodities that impact costs of materials used in our homebuilding business. Increases in prevailing interest rates could have a material adverse effect on our sales, profitability, stock performance and ability to service our debt obligations.

Our financial results also are affected by the risks generally incident to our mortgage banking business, including interest rate levels, the impact of government regulation on mortgage loan originations and servicing and the need to issue forward commitments to fund and sell mortgage loans. Our homebuilding customers accounted for almost all of our mortgage banking business in 2006. The volume of our continuing homebuilding operations therefore affects our mortgage banking business.

Our operations may also be adversely affected by other economic factors within our markets such as negative changes in employment levels, job growth, and consumer confidence, one or all of which could result in reduced demand or price depression from current levels. Such negative trends could have a material adverse effect on homebuilding operations.

Our mortgage banking business also is affected by interest rate fluctuations. We also may experience marketing losses resulting from daily increases in interest rates to the extent we are unable to match interest rates and amounts on loans we have committed to originate with forward commitments from third parties to purchase such loans. Increases in interest rates may have a material adverse effect on our mortgage banking revenue, profitability, stock performance and ability to service our debt obligations.

These factors and thus, the homebuilding business, have at times in the past been cyclical in nature. Any downturn in the national economy or the local economies of the markets in which we operate could have a material adverse effect on our sales, profitability, stock performance and ability to service our debt obligations. In particular, approximately 37% of our home settlements during 2006 occurred in the Washington, D.C. and Baltimore, MD metropolitan areas, which accounted for 52% of our 2006 homebuilding revenues. Thus, we are dependent to a significant extent on the economy and demand for housing in those areas.

Our inability to secure and control an adequate inventory of lots could adversely impact our operations.

The results of our homebuilding operations are dependent upon our continuing ability to control an adequate number of homebuilding lots in desirable locations. There can be no assurance that an adequate supply of building lots will continue to be available to us on terms similar to those available in the past, or that we will not be required to devote a greater amount of capital to controlling building lots than we have historically. An insufficient supply of building lots in one or more of our markets, an inability of our developers to deliver finished lots in a timely fashion, or our inability to purchase or finance building lots on reasonable terms could have a material adverse effect on our sales, profitability, stock performance and ability to service our debt obligations.

If the market value of our inventory declines, our profit could decrease.

Inventory risk can be substantial for homebuilders. The market value of building lots and housing inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. We must, in the ordinary course of our business, continuously seek and make acquisitions of lots for expansion into new markets as well as for replacement and expansion within our current markets. In the event of significant changes in economic or market conditions, we may dispose of certain subdivision inventories on a bulk or other basis which may result in a loss which could have a material adverse effect on our profitability, stock performance and ability to service our debt obligations.

Our current indebtedness may impact our future operations and our ability to access necessary financing.

Our homebuilding operations are dependent in part on the availability and cost of working capital financing, and may be adversely affected by a shortage or an increase in the cost of such financing. If we require working capital greater than that provided by our operations and our credit facility, we may be required to seek to increase the amount available under the facility or to obtain alternative financing. No assurance can be given that additional or replacement financing will be available on terms that are favorable or acceptable. If we are at any time unsuccessful in obtaining sufficient capital to fund our planned homebuilding expenditures, we may experience a substantial delay in the completion of any homes then under construction. Any delay could result in cost increases and could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our existing indebtedness contains financial and other restrictive covenants and any future indebtedness may also contain covenants. These covenants include limitations on our ability, and the ability of our subsidiaries, to incur additional indebtedness, pay cash dividends and make distributions, make loans and investments, enter into transactions with affiliates, effect certain asset sales, incur certain liens, merge or consolidate with any other person, or transfer all or substantially all of our properties and assets. Substantial losses by us or other action or inaction by us or our subsidiaries could result in the violation of one or more of these covenants which could result in decreased liquidity or a default on our indebtedness, thereby having a material adverse effect on our sales, profitability, stock performance and ability to service our debt obligations.

Our mortgage banking operations are dependent on the availability, cost and other terms of mortgage warehouse financing, and may be adversely affected by any shortage or increased cost of such financing. No assurance can be given that any additional or replacement financing will be available on terms that are favorable or acceptable. Our mortgage banking operations are also dependent upon the securitization market for mortgage-backed securities, and could be materially adversely affected by any fluctuation or downturn in such market.

Government regulations and environmental matters could negatively affect our operations.

We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. We have from time to time been subject to, and may also be subject in the future to, periodic delays in our homebuilding projects due to building moratoriums in the areas in which we operate. Changes in regulations that restrict homebuilding activities in one or more of our principal markets could have a material adverse effect on our sales, profitability, stock performance and ability to service our debt obligations.

We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. We are subject to a variety of environmental conditions that can affect our business and our homebuilding projects. The particular environmental laws that apply to any given homebuilding site vary greatly according to the location and environmental condition of the site and the present and former uses of the site and adjoining properties. Environmental laws and conditions may result in delays, cause us to incur substantial compliance and other costs, or prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas, thereby adversely affecting our sales, profitability, stock performance and ability to service our debt obligations.

We are an approved seller/servicer of FNMA, GNMA, FHLMC, FHA and VA mortgage loans, and are subject to all of those agencies' rules and regulations. Any significant impairment of our eligibility to sell/service these loans could have a material adverse impact on our mortgage operations. In addition, we are subject to regulation at the state and federal level with respect to specific origination, selling and servicing practices. Adverse changes in governmental regulation may have a negative impact on our mortgage loan origination business.

We face competition in our housing and mortgage banking operations.

The homebuilding industry is highly competitive. We compete with numerous homebuilders of varying size, ranging from local to national in scope, some of whom have greater financial resources than we do. We face competition:

- for suitable and desirable lots at acceptable prices;
- from selling incentives offered by competing builders within and across developments; and
- from the existing home resale market.

Our homebuilding operations compete primarily on the basis of price, location, design, quality, service and reputation. Historically we have been one of the leading homebuilders in each of the markets where we operate.

The mortgage banking industry is also competitive. Our main competition comes from national, regional and local mortgage bankers, thrifts, banks and mortgage brokers in each of these markets. Our mortgage banking operations compete primarily on the basis of customer service, variety of products offered, interest rates offered, prices of ancillary services and relative financing availability and costs.

There can be no assurance that we will continue to compete successfully in our homebuilding or mortgage banking operations. An inability to effectively compete may have an adverse impact on our sales, profitability, stock performance and ability to service our debt obligations.

A shortage of building materials or labor may adversely impact our operations.

The homebuilding business has from time to time experienced building material and labor shortages, including shortages in insulation, drywall, certain carpentry work and concrete, as well as fluctuating lumber prices and supply. In addition, high employment levels and strong construction market conditions could restrict the labor force available to our subcontractors and us in one or more of our markets. Significant increases in costs resulting from these shortages, or delays in construction of homes, could have a material adverse effect upon our sales, profitability, stock performance and ability to service our debt obligations.

Product liability litigation and warranty claims may adversely impact our operations.

Construction defect and home warranty claims are common and can represent a substantial risk for the homebuilding industry. The cost of insuring against construction defect and product liability claims, as well as the claims themselves, can be high. In addition, insurance companies limit coverage offered to protect against these claims. Further restrictions on coverage available, or significant increases in premium costs or claims could have a material adverse effect on our financial results.

Changes in tax laws or the interpretation of tax laws may negatively affect our operating results.

We believe that our recorded tax balances are adequate. However, it is not possible to predict the effects of possible changes in the tax laws or changes in their interpretation and whether they could have a material negative impact on our operating results.

Weather-related and other events beyond our control may adversely impact our operations.

Extreme weather or other events, such as hurricanes, tornadoes, earthquakes, forest fires, floods, terrorist attacks or war, may affect our markets, our operations and our profitability. These events may impact our physical facilities or those of our suppliers or subcontractors, causing us material increases in costs, or delays in construction of homes, which could have a material adverse effect upon our sales, profitability, stock performance and ability to service our debt obligations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate offices are located in Reston, Virginia, where we currently lease approximately 61,000 square feet of office space. The current corporate office lease expires in April 2015.

In connection with the operation of the homebuilding segment, we lease manufacturing facilities in the following six locations: Thurmont, Maryland; Burlington County, New Jersey; Farmington, New York; Kings Mountain, North Carolina; Darlington, Pennsylvania; and Portland, Tennessee. These facilities range in size from approximately 40,000 square feet to 400,000 square feet and combined total approximately 1,000,000 square feet of manufacturing space. All of our manufacturing facilities are leased. Each of these leases contains various options for extensions of the lease and for the purchase of the facility. The Portland lease expires in 2009. The Thurmont and Farmington leases expire in 2014, and the Kings Mountain and Burlington County leases expire in 2023 and 2024, respectively. The Darlington lease expires in 2025.

We also lease office space in multiple locations for homebuilding divisional offices and mortgage banking and title services branches under leases expiring at various times through 2012, none of which are individually material to our business. We anticipate that, upon expiration of existing leases, we will be able to renew them or obtain comparable facilities on acceptable terms.

Item 3. Legal Proceedings.

(in thousands)

We are involved in various claims and litigation arising principally in the ordinary course of business. At this time, we are not involved in any legal proceedings that we believe are likely to have a material adverse effect on our financial condition or results of operations.

In 2006 and 2005, we received requests for information pursuant to Section 308(a) of the Clean Water Act (the "Act") from Regions 3 and 4 of the United States Environmental Protection Agency (the "EPA"). The requests sought information regarding our storm water management discharge practices in North Carolina, Pennsylvania, Maryland and Virginia during the homebuilding construction process. We have either provided the EPA with information in response to each of its requests, or are working with the EPA to provide the requested information. Additionally, in 2005, the EPA notified us of alleged storm water management violations under the Act at a homebuilding site in Pennsylvania, and that we may potentially be subject to administrative fines of up to $157 for the alleged violations. We have completed our building activity at the homebuilding site alleged to be in violation. We cannot predict the outcome of the EPA's review of our storm water management practices. Further, it is not known at this time whether the EPA will seek to take legal action or impose penalties in connection with the alleged violation at the construction site in Pennsylvania.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the quarter ended December 31, 2006.

Executive Officers of the Registrant

Name	Age	Positions
Dwight C. Schar	65	Chairman of the Board of NVR
William J. Inman	59	President of NVRM
Paul C. Saville	51	President and Chief Executive Officer of NVR
Dennis M. Seremet	51	Vice President, Chief Financial Officer and Treasurer of NVR
Robert W. Henley	40	Vice President and Controller of NVR

Dwight C. Schar has been Chairman of the Board since September 30, 1993. Mr. Schar also served as our President and Chief Executive Officer from September 30, 1993 through June 30, 2005.

William J. Inman has been President of NVRM since January 1992.

Paul C. Saville was named President and Chief Executive Officer of NVR, effective July 1, 2005. Prior to July 1, 2005, Mr. Saville had served as Senior Vice President Finance, Chief Financial Officer and Treasurer of NVR since September 30, 1993 and Executive Vice President from January 1, 2002 through June 30, 2005.

Dennis M. Seremet was named Vice President, Chief Financial Officer and Treasurer of NVR, effective July 1, 2005. Prior to July 1, 2005, Mr. Seremet had been Vice President and Controller of NVR since April 1, 1995, and was named Senior Vice President on January 1, 2005.

Robert W. Henley was named Vice President and Controller of NVR effective July 1, 2005. Prior to July 1, 2005, Mr. Henley served as Manager of SEC Reporting from 1995 through 2000. In 2000, Mr. Henley was appointed to the position of Assistant Controller.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our shares of common stock are listed and principally traded on the American Stock Exchange. The following table sets forth the high and low closing prices per share for our common stock for each fiscal quarter during the years ended December 31, 2006 and 2005:

	HIGH	LOW
Prices per Share:		
2006:		
First Quarter	$ 822.88	$ 706.50
Second Quarter	$ 842.98	$ 486.00
Third Quarter	$ 586.00	$ 394.00
Fourth Quarter	$ 672.00	$ 517.00
2005:		
First Quarter	$ 808.00	$ 709.00
Second Quarter	$ 810.00	$ 712.50
Third Quarter	$ 938.00	$ 799.50
Fourth Quarter	$ 886.00	$ 660.00

As of the close of business on February 16, 2007, there were 425 shareholders of record.

We have never paid a cash dividend on our shares of common stock. Our bank indebtedness contains certain restrictive covenants, which limit our ability to pay cash dividends on our common stock. See further discussion of the restrictive covenants in the Liquidity section of Part II, Item 7 of the Form 10-K.

We had one repurchase authorization outstanding during the quarter ended December 31, 2006. On June 23, 2006 (the "June Authorization"), we publicly announced the Board of Directors' approval for us to purchase up to an aggregate of $300 million of our common stock in one or more open market and/or privately negotiated transactions under the authorization. The June Authorization does not have an expiration date. The following table provides information regarding common stock repurchases for the quarter ended December 31, 2006:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs (in thousands)
October 1-31, 2006	134,100	$542.32	134,100	$ 164,805
November 1-30, 2006	58,100	$534.46	58,100	$ 133,753
December 1-31, 2006	-	$ -	-	$133,753

Stock Performance Graph

COMPARISON OF CUMULATIVE TOTAL EQUITYHOLDER RETURN ON EQUITY

The following chart graphs our performance in the form of cumulative total return to holders of our Common Stock since December 31, 2001 in comparison to the Dow/Home Construction Index and the Dow Jones Industrial Index for that same period. The Dow/Home Construction Index includes NVR, Inc., Pulte Homes, Inc., Beazer Homes USA, Inc., Ryland Group, Inc., Centex Corp., KB Home, Champion Enterprises, Inc., Lennar Corp., DR Horton, Inc., MDC Holdings, Inc., Hovnanian Enterprises, Inc., Standard Pacific Corp., Meritage Homes Corp., WCI Communities, Inc. and Toll Brothers, Inc.



$400
$350
$300
$250
$200
$150
$100
$50
$0
$377
$344
$316
$297
$228
$258
$238
$188
$160
$115
$117
$139
$109
$100
$96
$85
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
NVR
Dow/Homes
Dow Jones Ind. Avg.

(a) Assumes that $100 was invested in NVR stock and the indices on December 31, 2001.

Item 6. Selected Financial Data.
(dollars in thousands, except per share amounts)

The following tables set forth selected consolidated financial data. The selected income statement and balance sheet data have been extracted from our consolidated financial statements for each of the periods presented and is not necessarily indicative of results of future operations. The selected financial data should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and related notes included elsewhere in this report.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Consolidated Income Statement Data:					
Homebuilding data:					
Revenues	$6,036,236	$5,177,743	$4,247,503	$3,600,917	$3,060,671
Gross profit	1,334,971	1,439,713	1,091,217	889,056	725,302
Mortgage Banking data:					
Mortgage banking fees	97,888	84,604	72,219	76,647	65,454
Interest income	7,704	5,014	4,249	5,198	6,184
Interest expense	2,805	1,759	1,088	1,293	1,870
Consolidated data:					
Income from continuing operations (1)	$587,412	$ 697,559	$ 523,204	$ 419,791	$ 331,470
Income from continuing operations per diluted share (2)	$88.05	$ 89.61	$ 66.42	$ 48.39	$ 36.05

	December 31,				
	2006	2005	2004	2003	2002
Consolidated Balance Sheet Data:					
Homebuilding inventory	$733,616	$793,975	$588,540	$523,773	$436,674
Contract land deposits, net	402,170	517,241	362,990	268,463	217,960
Total assets	2,473,808	2,237,669	1,755,998	1,347,136	1,169,019
Notes and loans payable	356,632	463,141	213,803	257,859	259,160
Shareholders' equity	1,152,074	677,162	834,995	494,868	403,245
Cash dividends per share	-	-	-	-	-

(1) Effective January 1, 2006, we adopted Statement of Financial Accounting Standards 123(R), *Share-Based Payment*, pursuant to which we recognized $37,982 of stock-based compensation costs, net of tax, during 2006. The prior periods presented do not include any stock-based compensation expense.

(2) For the years ended December 31, 2006, 2005, 2004, 2003 and 2002, income from continuing operations per diluted share was computed based on 6,671,571; 7,784,382; 7,876,869; 8,674,363; and 9,193,677 shares, respectively, which represents the weighted average number of shares and share equivalents outstanding for each year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
(dollars in thousands, except per share data)

Results of Operations for the Years Ended December 31, 2006, 2005, and 2004

Overview

Business

Our primary business is the construction and sale of single-family detached homes, townhomes and condominium buildings. To fully serve our homebuilding customers, we also operate a mortgage banking and title services business. We primarily conduct our operations in mature supply-constrained markets. Additionally, we generally grow our business through market share gains in our existing markets and by expanding into markets contiguous to our current active markets. Our four homebuilding reportable segments consist of the following regions:

Mid Atlantic:	Maryland, Virginia, West Virginia and Delaware
North East:	Eastern Pennsylvania and New Jersey
Mid East:	Kentucky, Michigan, New York, Ohio and western Pennsylvania
South East:	North Carolina, South Carolina, and Tennessee

We believe we operate our business with a conservative operating strategy. We do not engage in land development and primarily construct homes on a pre-sold basis. This strategy allows us to maximize inventory turnover, which enables us to minimize market risk and to operate with less capital, thereby enhancing rates of return on equity and total capital. In addition, we focus on obtaining and maintaining a leading market position in each market we serve. This strategy allows us to gain valuable efficiencies and competitive advantages in our markets, which we believe contributes to minimizing the adverse effects of regional economic cycles and provides growth opportunities within these markets.

Because we are not active in the land development business, our continued success is contingent upon our ability to control an adequate supply of finished lots on which to build, and on our developers' ability to timely deliver finished lots to meet the sales demands of our customers. Timely delivery of lots by our developers can be influenced by many factors, such as the developer's execution of improvements, weather-related impacts, and the length of time necessary to obtain governmental approval of projects.

We acquire finished building lots at market prices from various development entities under fixed price purchase agreements ("purchase agreements"). These purchase agreements require deposits in the form of cash or letters of credit that may be forfeited if we fail to perform under the purchase agreement. However, we believe that this lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and development. As of December 31, 2006, we controlled approximately 88,500 lots with deposits in cash and letters of credit totaling approximately $484,000 and $14,000, respectively. We also controlled approximately 800 lots through investments in joint venture limited liability corporations.

Consolidated revenues for 2006 increased 17% from 2005 driven primarily by our homebuilding business producing 10% higher settlement volume and a 6% higher average settlement price per unit in 2006. Consolidated net income and diluted earnings per share decreased 16% and 2%, respectively, in 2006 from 2005. Net income and diluted earnings per share were negatively impacted by pre-tax contract land deposit impairment charges of approximately $174,000 in 2006.

Current Environment

The home sales environment in 2006 was characterized by an increase in the number of existing and new homes available for sale and declining homebuyer confidence. As a result of these market conditions, new orders for 2006 were down 10% from the prior year and we experienced an increase in our cancellation rate to 19% in 2006 from 12% in 2005. Cancellation rates were the highest in our Washington, D.C. region, where they increased to 29% for the year ended 2006 from 14% in 2005, and for the fourth quarter increased to 34% in 2006 from 18% in the fourth quarter of 2005. Additionally, prevailing market conditions exerted downward pressure on selling prices, and in response, we increased incentives to homebuyers and reduced prices in many of our markets. These pricing pressures led to a 7% decrease in the average selling price for new orders in 2006 as compared to 2005. Average selling prices for the six-month period ended December 31, 2006 were down 10% from the same period in 2005. We are actively involved in implementing steps to address the currently challenging homebuilding market. In certain communities, we are seeking concessions from our developers to reduce lot purchase prices to current market values and/or to defer scheduled lot purchases. In communities where we are unsuccessful in negotiating necessary concessions, we may exit the community and forfeit our deposit. During 2006, we incurred contract land deposit impairment charges of approximately $174,000 from such actual or expected terminations. In 2005, contract land deposit impairment charges totaled approximately $12,600. See Note 1 to the consolidated financial statements included herein for additional information regarding contract land deposits.

Homebuilding gross profit margins have been negatively impacted by the aforementioned lower selling prices and contract land deposit impairment charges in 2006, reducing gross profit margins to 22.1% in 2006 from 27.8% in 2005. We expect that the reduction in average selling prices experienced in 2006 and the continuing uncertainty in many of the markets in which we operate may further negatively impact gross profit margins in future periods.

During 2006 we reduced our staffing levels by approximately 16% to size our organization to meet the current expected level of sales activity, and we consolidated certain of our homebuilding profit centers. We will continue to assess our staffing levels and organizational structure as conditions warrant.

Homebuilding Operations

The following table summarizes the results of our consolidated homebuilding operations and certain operating activity for each of the last three years:

	Year Ended December 31,		
	2006	2005	2004
Revenues	$ 6,036,236	$ 5,177,743	$ 4,247,503
Cost of sales	$ 4,701,265	$ 3,738,030	$ 3,156,286
Gross profit margin percentage	22.1%	27.8%	25.7%
Selling, general and administrative expenses	$ 432,319	$ 345,525	$ 260,795
Settlements (units)	15,139	13,787	12,749
Average settlement price	$ 398.2	$ 374.9	$ 332.2
New orders (units)	13,217	14,653	13,231
Average new order price	$ 377.4	$ 404.6	$ 364.1
Backlog (units)	6,388	8,310	7,372
Average backlog price	$ 412.4	$ 442.0	$ 394.2

Consolidated Homebuilding Revenues

Homebuilding revenues for 2006 increased 17% from 2005, primarily as a result of a 10% increase in the number of homes settled and a 6% increase in the average settlement price. Each of these increases was driven by a higher backlog at the beginning of 2006 as compared to the beginning of 2005. Beginning backlog units and dollars were 13% and 26% higher, respectively year over year. Additionally, these increases in settlements were experienced year over year in each of our markets.

Homebuilding revenues for 2005 increased 22% from 2004, primarily as a result of a 13% increase in the average settlement price and an 8% increase in the number of homes settled. Each of these increases was driven by a higher backlog, both in dollars and units, at the beginning of 2005 as compared to the beginning of 2004 due to the company's overall growth and our ability to raise prices year over year during a period of strong housing demand. We experienced increased home settlements year over year in each of our regions except Baltimore where settlements declined slightly from the prior year. Settlements in the Baltimore region were negatively affected by development delays throughout the first three quarters of 2005. The Baltimore region was able to resolve several of these development delays in the fourth quarter, and settlements for this region increased 24% in the fourth quarter of 2005 as compared to the same period in 2004.

Consolidated Homebuilding New Orders

The number of new orders for 2006 decreased 10% from 2005, and the value of new orders for 2006 decreased 16% to $4,988,137 from $5,928,815 in 2005. The decrease in new orders is attributable to lower sales absorption per community resulting from a more competitive sales environment in 2006 as compared to 2005. The average number of communities open during 2006 exceeded the number open during 2005 by 13%, while the average number of communities open during the fourth quarter of 2006 of 551 was down 6% from the same period in 2005. The decrease in the number of active communities in the fourth quarter is attributable to our ongoing review of our lot option deposit contracts, as discussed above, and the subsequent exiting from certain communities which were no longer profitable. In certain communities, we are seeking concessions from our developers to reduce lot purchase prices to current market values and/or to defer scheduled lot purchases. In communities where we are unsuccessful in negotiating necessary concessions, we may exit the community and forfeit our deposit.

The number of new orders for 2005 increased 11% from 2004, and the value of new orders for 2005 increased 23% to $5,928,815 from $4,817,780 in 2004. The increase in the number of new orders was primarily attributable to an overall increase in the average number of active communities to 522 in 2005 as compared to 450 in 2004. Strong new order growth was experienced in each of our regions except the Washington, D.C. region, which remained relatively flat with the prior year. Sales in the Washington, D.C. region were negatively impacted by lower sales absorption during the second half of the year as compared to the same period in 2004 as a result of generally weaker market conditions within the region. The 23% increase in the value of new orders was attributable to both the aforementioned increase in the number of new orders and sustained housing demand year over year, which provided us the opportunity to raise selling prices, resulting in an 11% increase in the average selling price in 2005 as compared to 2004.

Consolidated Homebuilding Gross Profit

Homebuilding gross profit margins declined to 22.1% in 2006 from 27.8% in 2005. Gross profit margins were negatively impacted by the aforementioned lower selling prices, contract land deposit impairment charges in 2006, and higher lot and certain commodity costs, excluding lumber. During 2006, we incurred contract land deposit impairment charges of approximately $174,000. These impairments lowered gross profit margins by 288 basis points. In 2005, contract land deposit impairment charges totaled approximately $12,600. The contract land deposit write-downs in the fourth quarter of 2006 totaled approximately $60,000, compared to $4,900 during the same period in 2005, contributing to the decline in the fourth quarter gross profit margins to 19.0% in 2006 from 27.6% in the fourth quarter of 2005. We expect that due to the reduction in average selling prices experienced in 2006 and the continuing uncertainty in many of the markets in which we operate, gross profit margins may be further negatively impacted in future periods.

The increase in gross profit margins of 210 basis points in 2005 from 2004 was primarily attributable to an increase in average settlement prices year over year. These increases were partially offset by higher land and certain commodity prices in 2005 as compared to 2004. Many of the end product building supplies used in our construction operations were impacted by higher, more volatile energy and petroleum costs, including: OSB sheathing; siding material; PVC piping, paint; asphalt; shingles; cement; gypsum; steel; glass and insulation.

Consolidated Homebuilding Selling, General and Administrative ("SG&A")

SG&A expense increased $86,794, or 25%, year over year and as a percentage of revenue increased to 7.2% in 2006 from 6.7% in 2005. The increase in SG&A expense was primarily attributable to the implementation of SFAS 123R in 2006, as a result of which, we recognized approximately $53,000 in SG&A compensation costs related to outstanding stock options. We incurred no compensation costs for outstanding stock options in 2005. Additionally, SG&A costs were higher as a result of an approximate $29,500 increase in marketing costs attributable to the aforementioned increase in the average number of active communities in 2006 as compared to 2005 and to increased marketing efforts required to compete in an increasingly competitive market.

SG&A for 2005 increased $84,630, or 32% from 2004, and as a percentage of revenues, increased to 6.7% in 2005 from 6.1% in 2004. The increase in SG&A costs was primarily attributable to increases in personnel costs and selling and marketing costs of approximately $43,400 and $26,500, respectively. Personnel costs increased primarily as a result of increased wages and management incentive compensation due to increased staffing levels to support our growth in 2005. As of December 31, 2005, SG&A staffing levels had increased approximately 23% from December 31, 2004. The increase in selling and marketing costs were attributable to an increase in advertising and selling support costs due to the aforementioned increase in the average number of active communities year over year.

Consolidated Homebuilding Backlog

Backlog units and dollars were 6,388 and $2,634,720, respectively, at December 31, 2006 compared to backlog units of 8,310 and dollars of $3,673,221 at December 31, 2005. The decrease in backlog units was due primarily to a 17% decrease in the number of new orders for the six-month period ended December 31, 2006 as compared to the same period ended December 31, 2005, coupled with a 10% increase in the number of homes settled in 2006 as compared to 2005. The 28% decrease in backlog dollars was attributable to the 23% decrease in backlog units and a 10% decrease in the average price of new orders for the six-month period ended December 31, 2006 as compared to the same period in 2005.

Backlog units and dollars were 8,310 and $3,673,221, respectively, at December 31, 2005 compared to backlog units of 7,372 and dollars of $2,906,041 at December 31, 2004. The increase in backlog units was due primarily to a 10% increase in the number of new orders for the six-month period ended December 31, 2005 as compared to the same period ended December 31, 2004. The 26% increase in backlog dollars was attributable to the 13% increase in backlog units and a 7% increase in the average price of new orders for the six-month period ended December 31, 2005 as compared to the same period in 2004.

Reportable Homebuilding Segments

Homebuilding profit before tax includes all revenues and income generated from the sale of homes, less the cost of homes sold, selling, general and administrative expenses, and a corporate capital allocation charge. The corporate capital allocation charge eliminates in consolidation, is based on the segment's average net assets employed, and is charged using a consistent methodology in the years presented. The corporate capital allocation charged to the operating segment allows the Chief Operating Decision Maker to determine whether the operating segment's results are providing the desired rate of return after covering our cost of capital. We record charges on contract land deposits when we determine that it is probable that recovery of the deposit is impaired. For segment reporting purposes, impairments on contract land deposits are generally charged to the operating segment upon the determination to terminate a finished lot purchase agreement with the developer.

The following tables summarize homebuilding settlements, new orders, backlog and operating activity by reportable segment for each of the last three years:

	Year Ended December 31,		
	2006	2005	2004
Mid Atlantic:			
Revenues	$3,825,960	$3,235,053	$2,623,308
Settlements (units)	7,491	6,735	6,462
Average settlement price	$ 510.4	$ 479.9	$ 405.3
New Orders (units)	6,182	7,327	6,696
Average new order price	$ 479.6	$ 526.9	$ 459.8
Backlog (units)	3,665	4,974	4,382
Average backlog price	$ 499.7	$ 541.0	$ 470.5
Gross profit margin	$ 979,362	$1,096,565	$ 795,491
Gross profit margin percentage	25.60%	33.90%	30.32%
Segment profit	$ 687,904	$ 863,210	$ 623,040
North East:			
Revenues	$ 657,338	$ 533,662	$ 466,206
Settlements (units)	1,682	1,390	1,388
Average settlement price	$ 390.7	$ 383.9	$ 335.9
New Orders (units)	1,438	1,459	1,360
Average new order price	$ 371.4	$ 400.1	$ 351.8
Backlog (units)	540	784	715
Average backlog price	$ 359.6	$ 404.7	$ 373.4
Gross profit margin	$ 120,531	$ 114,365	$ 98,291
Gross profit margin percentage	18.34%	21.43%	21.08%
Segment profit	$ 64,246	$ 66,944	$ 64,130
Mid East:			
Revenues	$ 965,626	$ 944,070	$ 793,976
Settlements (units)	3,571	3,404	3,049
Average settlement price	$ 268.8	$ 275.6	$ 258.1
New Orders (units)	3,244	3,544	3,154
Average new order price	$ 267.7	$ 274.2	$ 268.6
Backlog (units)	1,274	1,601	1,461
Average backlog price	$ 270.6	$ 271.5	$ 275.6
Gross profit margin	$ 160,494	$ 178,114	$ 153,197
Gross profit margin percentage	16.62%	18.87%	19.29%
Segment profit	$ 69,911	$ 95,190	$ 87,272
South East:			
Revenues	$ 587,312	$ 464,958	$ 364,013
Settlements (units)	2,395	2,258	1,850
Average settlement price	$ 245.2	$ 205.9	$ 196.6
New Orders (units)	2,353	2,323	2,021
Average new order price	$ 263.9	$ 220.6	$ 204.3
Backlog (units)	909	951	814
Average backlog price	$ 290.7	$ 242.4	$ 214.7
Gross profit margin	$ 129,127	$ 92,348	$ 70,314
Gross profit margin percentage	21.99%	19.86%	19.32%
Segment profit	$ 79,948	$ 52,199	$ 36,958

Mid Atlantic

2006 versus 2005

The Mid Atlantic segment had an approximate $175,000 decrease in segment profit year over year. Revenues increased 18% as a result of an 11% increase in the number of units settled and a 6% increase in the average settlement price. We experienced increased home settlements year over year in each of the markets within the Mid Atlantic segment. Settlements were up 25% in the Baltimore region from the prior year as several of the development delays experienced in 2005 were resolved. The segment's gross profit margin percentage declined in 2006 to 25.6% from 33.9% in 2005 as a result of the current market conditions which resulted in the write-off of $126,000 in contract land deposits for the year and higher lot and certain other commodity costs. Segment profits were also negatively impacted by an increase in SG&A expenses of approximately $34,300, primarily as a result of a $27,200 increase in selling and marketing costs. The increase in selling and marketing costs is attributable to a 15% increase in the average number of active communities to 277 in 2006 from 240 in 2005 in addition to increased marketing efforts required to compete in an increasingly competitive market. In addition, G&A personnel costs were higher by $4,800 year over year.

Segment new orders were down 16% in 2006 from 2005 and the average selling price declined by 9%. New orders in the Washington, D.C. and Baltimore, MD regions declined 23% and 16%, respectively. These declines were primarily the result of an increasingly competitive selling environment driven by affordability issues, declining homebuyer confidence and higher levels of new and existing home inventories. New orders within the segment were also negatively impacted by the increase in cancellations. Cancellation rates for the Mid Atlantic segment increased to 23% in 2006 from 12% in 2005, with the highest cancellation rates occurring in the Washington, D.C. region where the cancellation rates increased to 29% in 2006 from 14% in 2005. Backlog units and dollars were down 26% and 32%, respectively, at December 31 2006 from the same period in 2005. The decrease in backlog units was driven primarily by the aforementioned decrease in new orders, coupled with the 11% increase in settlements year over year. The decrease in backlog dollars is due primarily to the decrease in backlog units and additionally, to a 15% decrease in the average selling price for new orders for the six-month period ended December 31, 2006 as compared to the same period in 2005.

2005 versus 2004

The Mid Atlantic segment had an approximate $240,000 increase in segment profit year over year. Revenues increased 23% as a result of a 4% increase in the number of units settled and an 18% increase in the average settlement price. We experienced increased home settlements year over year in each of our regions except Baltimore where settlements declined slightly from the prior year. Settlements in the Baltimore region were negatively affected by development delays throughout the first three quarters of 2005. The Baltimore region was able to resolve several of these development delays in the fourth quarter, and settlements for this region increased 24% in the fourth quarter of 2005 as compared to the same period in 2004. The segment's gross profit margin percentage grew to 33.9% in 2005 from 30.3% in 2004. The gross profit margin increase was due to favorable market conditions generated from strong housing demand within the segment's markets during 2005, particularly in the Washington, D.C. region. Segment profits were negatively affected by an approximate $34,000 increase in selling, general and administrative costs due to a 24% increase in the number of communities open for sale during 2005 as compared to 2004 and higher wage and other costs to support our growth strategy. Backlog units and dollars were 14% and 31% higher, respectively, than the 2004 year, principally due to the comparative increases in new orders of 9% and average selling price of 15%.

North East

2006 versus 2005

The North East segment had an approximate $2,700 decrease in segment profit year over year, while revenues for the same periods increased 23%, or approximately $123,700. Revenues increased primarily as a result of a 21% increase in the number of units settled. The segment's gross profit margin percentage decreased to 18.3% in 2006 from 21.4% in 2005. Segment gross profit margins were negatively impacted by contract land deposit write-offs totaling approximately $10,000 in 2006, higher lot and certain other commodity costs. Segment profits were also negatively impacted by an approximate $3,100 increase in selling and marketing costs attributable to a 29% increase in the average number of active communities open for sale during 2006 as compared to 2005. New orders remained flat from the prior year, while the average selling price for new orders decreased 7% as a result of a more competitive selling environment within the segment. Backlog units and dollars declined 31% and 39%, respectively, as a result of the increase in homes settled, coupled with a 14% decline in new orders for the six-month period ended December 31, 2006 compared to the same period in 2005.

2005 versus 2004

The North East segment had an approximate $3,000 increase in segment profit year over year. Revenues increased 15% primarily as a result of a 14% increase in the average settlement price. The segment's gross profit margin percentage was essentially flat at 21.4% in 2005 from 21.1% in 2004. Segment profits were negatively affected by an approximate $5,200 increase in selling and marketing costs due to an 18% increase in the number of communities open for sale during 2005 as compared to 2004. Backlog units and dollars increased 10% and 19%, respectively. The unit increase is primarily due to a 7% increase in the number of new orders in 2005 compared to 2004, and the dollar increase is due to the unit increase and to a 14% increase in the average selling price.

Mid East

2006 versus 2005

The Mid East segment had an approximate $25,300 decrease in segment profit year over year. Revenues for the segment increased 2%, or approximately $21,600, due to a 5% increase in units settled year over year. Segment gross profit margin percentage declined to 16.6% in 2006 from 18.9% in 2005. Gross profit margins were negatively impacted by an approximate $10,000 write-off of contract land deposits in 2006. Segment profits were further negatively impacted by an increase of approximately $7,300 in selling, general and administrative costs. Selling and marketing costs increased approximately $3,400 in 2006 as a result of an 11% increase in the number of active communities open for sale in 2006 as compared to 2005. General and administrative costs increased primarily as a result of a $3,000 increase in wages year over year. New orders were down 9% for the year. This decline coupled with the aforementioned increase in settlements year over year resulted in a decrease in backlog units and dollars as of December 31, 2006 of 20% and 21%, respectively, as compared to the same period in 2005.

2005 versus 2004

The Mid East segment had an approximate $8,000 increase in segment profit year over year. Revenues increased 19% as a result of a 12% increase in the number of units settled and a 7% increase in the average settlement price. The segment's gross profit margin percentage was essentially flat at 18.9% in 2005 from 19.3% in 2004. Segment profits were negatively affected by an approximate $13,000 increase in selling, general and administrative costs due to a 13% increase in the number of communities open for sale during 2005 as compared to 2004, and higher wages due to increased staffing levels to support our growth strategy. Backlog units and dollars increased 10% and 8%, respectively. The increases are primarily attributable to a 12% increase in the number of new orders in 2005 compared to 2004.

South East

2006 versus 2005

The South East segment had an approximate $27,700 increase in segment profit year over year. Revenues for the segment increased approximately $122,400, or 26%, as a result of a 19% increase in the average settlement price and a 6% increase in the number of units settled. Gross profit margin percentage for the segment increased to 22.0% in 2006 from 19.9% in 2005. The improved profit margins resulted primarily from favorable market conditions, which provided us the opportunity to increase prices within each of our markets within the segment. Backlog units were down 4% year over year due to the increase in the number of units settled coupled with a 3% decline in new orders for the six-month period ended December 31, 2006 as compared to new orders for the same period of 2005. Backlog dollars increased 15% as the 4% decline in backlog units was offset by a 19% increase in the average sales price of new orders for the six-month period ended December 31, 2006 as compared to the same period in 2005.

2005 versus 2004

The South East segment had an approximate $15,000 increase in segment profit year over year. Revenues increased 28% as a result of a 22% increase in the number of units settled and a 5% increase in the average settlement price. The segment's gross profit margin percentage was 19.9% in 2005 and 19.3% in 2004. The gross profit margin increase was due to favorable market conditions that provided us the opportunity to increase prices in certain of the segment's markets. Segment profits were negatively affected by an approximate $5,300 increase in selling, general and administrative costs due to higher wages from increased staffing levels to support our growth strategy. Backlog units and dollars were 17% and 32% higher, respectively, than the 2004 year, principally due to the comparative increases in new orders of 15% and average selling price of 8%.

Homebuilding Segment Reconciliations to Consolidated Homebuilding Operations

In addition to the corporate capital allocation and contract land deposit impairments discussed above, the other reconciling items between homebuilding segment profit and homebuilding consolidated profit before tax include unallocated corporate overhead (which includes all management incentive compensation), consolidation adjustments and external corporate interest expense. Our overhead functions, such as accounting, treasury, human resources, land acquisition, etc., are centrally performed and the costs are not allocated to the Company's operating segments. Consolidation adjustments consist of such items to convert the reportable segments' results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes, and are not allocated to the Company's operating segments. External corporate interest expense is primarily comprised of interest charges on the Company's outstanding senior notes and working capital line borrowings, and are not charged to the operating segments because the charges are included in the corporate capital allocation discussed above.

	Year Ended December 31,		
	2006	2005	2004
Homebuilding Consolidated Gross Profit:			
Homebuilding Mid Atlantic	$ 979,362	$1,096,565	$ 795,491
Homebuilding North East	120,531	114,365	98,291
Homebuilding Mid East	160,494	178,114	153,197
Homebuilding South East	129,127	92,348	70,314
Consolidation adjustments and other (1)	(54,543)	(41,679)	(26,076)
Consolidated homebuilding gross profit	$1,334,971	$1,439,713	$1,091,217
Homebuilding Consolidated Profit Before Tax:			
Homebuilding Mid Atlantic	$ 687,904	$ 863,210	$ 623,040
Homebuilding North East	64,246	66,944	64,130
Homebuilding Mid East	69,911	95,190	87,272
Homebuilding South East	79,948	52,199	36,958
Reconciling items:			
Contract land deposit impairments	(27,717)	(9,950)	(6,000)
Stock option expense (2)	(54,514)	-	-
Corporate capital allocation (3)	184,908	149,247	110,769
Unallocated corporate overhead (4)	(86,363)	(105,364)	(80,635)
Consolidation adjustments and other	(3,340)	(11,670)	(3,168)
Corporate interest expense	(17,145)	(13,126)	(11,223)
Reconciling items sub-total	(4,171)	9,137	9,743
Homebuilding consolidated profit before taxes	$ 897,838	$1,086,680	$ 821,143

(1) The variances are due to contract land deposit impairments recorded at the corporate level and to the changes in operating activity year to year.

(2) Increases are due to the adoption of SFAS 123R at January 1, 2006.

(3) This item represents the elimination of the corporate capital allocation charge included in the respective homebuilding reportable segments. The increases in the corporate capital allocation charge are due to the higher segment asset balances during the respective years due to the increases in operating activity year to year. The corporate capital allocation charge is based on the segment's monthly average asset balance, and is as follows for the years presented:

	Year Ended December 31,		
	2006	2005	2004
Homebuilding Mid Atlantic	$ 131,823	$ 101,794	$ 73,755
Homebuilding North East	19,533	15,904	11,518
Homebuilding Mid East	21,235	21,126	16,698
Homebuilding South East	12,317	10,423	8,798
Total	$ 184,908	$ 149,247	$ 110,769

(4) The decrease in 2006 compared to 2005 is primarily attributable to lower management incentive compensation in 2006. The increase in 2005 compared to 2004 is primarily due to higher corporate personnel costs as a result of increased wages and management incentive compensation due to increased staffing levels to support our growth strategy.

Mortgage Banking Segment

We conduct our mortgage banking activity through NVR Mortgage Finance, Inc. ("NVRM"), a wholly owned subsidiary. NVRM focuses almost exclusively on serving the homebuilding segment's customer base. Following is a table of financial and statistical data for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Loan closing volume:			
Total principal	$ 3,918,206	$ 3,388,118	$ 2,716,630
Segment income:	$ 68,753	$ 57,739	$ 50,862
Capture rate:	$ 86%	87%	84%
Mortgage Banking Fees:			
Net gain on sale of loans	$ 72,700	$ 62,279	$ 52,858
Title services	24,081	21,072	18,353
Servicing fees	1,107	1,253	1,008
	$ 97,888	$ 84,604	$ 72,219

Loan closing volume for the year ended December 31, 2006 increased 16% from 2005. The 2006 increase was primarily attributable to a 7% increase in the average loan amount, and a year over year 8% increase in the number of units closed. The increase in the average loan amount reflects the aforementioned increase in the homebuilding segment's average settlement prices. The unit increase for the year ended December 31, 2006 reflects an increase in the number of settlements by the homebuilding segment offset slightly by a 1% decrease in the percentage of loans closed for NVR's homebuyers who obtain a mortgage to purchase the home ("Capture Rate").

Segment income for the year ended December 31, 2006 increased approximately $11,000 from 2005. The increase was primarily due to an increase in mortgage banking fees attributable to the aforementioned increase in closed loan volume and the product mix shift towards fixed rate mortgages. The increase to mortgage banking fees was net of an approximate $2,600 increase in costs during 2006 related to the contractual repayment of loan sale income to investors for loans that were paid in full within a set number of days following the sale of the loan.

Traditionally, fixed rate mortgages have been generally more profitable than adjustable rate mortgages. In the second half of 2005, with the change in interest rates, the rate differential between fixed rate and adjustable rate mortgages narrowed. As a result, we saw a shift to these more profitable products, which remained favorable throughout 2006. We expect this favorable mix to continue into 2007.

The increase to segment income was net of an approximate $3,800 increase in general and administrative expense in 2006. This was partially attributable to an increase in salary expense related to a 6% increase in the average employee count during the year and an 18% increase in office costs related to an increase in the number of branch offices in 2006. The additional staffing and branch offices were added to accommodate the planned increase in builder settlement volume and to improve customer service. The increase in general and administrative expense in 2006 was also due to an approximate $2,800 increase to the loan loss reserve based on an anticipated increase in mortgage repurchases based on contractual obligations to investors to repurchase sold loans that go into default within a set period of time after the loan is sold.

Loan closing volume for the year ended December 31, 2005 increased 25% from 2004. The 2005 increase is primarily attributable to a 15% increase in the average loan amount, and a year over year 9% increase in the number of units closed. The increase in the average loan amount reflects the aforementioned increase in the homebuilding segment's average selling prices. The unit increase for the year ended December 31, 2005 reflects an increase in the number of settlements by the homebuilding segment and a slight increase in the Capture Rate.

Segment income for the year ended December 31, 2005 increased approximately $6,900 from 2004. The increase was primarily due to an increase in mortgage banking fees attributable to the aforementioned increase in closed loan volume. This was net of an approximate $6,000 increase in general and administrative expense during 2005. The increase in general and administrative expense was primarily due to an increase in salaries and other personnel costs due to a 26% increase in the total number of NVRM employees in 2005 versus 2004. The additional staffing was to position NVRM for future growth and to increase capture rate.

Seasonality

Overall, we do not experience material seasonal fluctuations in sales, settlements or loan closings.

Effective Tax Rate

Our consolidated effective tax rates were 39.0%, 39.0%, and 40.0% in 2006, 2005 and 2004, respectively. The lower effective tax rates in 2006 and 2005 is primarily due to the favorable tax impact of the new Internal Revenue Code Section 199 domestic manufacturing deduction established by the American Jobs Creation Act of 2004.

In January 2007, the United States Congress began consideration of a bill that would amend Section 162(m) of the Internal Revenue Code. The bill may change the definition of "covered employee" as it pertains to distributions received from deferred compensation plans after separation of service. If this bill is passed in its current form and subsequently signed into law, we would be required to write-off approximately $27,000 of deferred tax assets recorded on our consolidated balance sheet at December 31, 2006. The write-off would occur in the period that the bill is passed. We can provide no assurance on the outcome of this matter – See Risk Factors in Item 1 A.

Recent Accounting Pronouncements Pending Adoption

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 will be effective for our fiscal year beginning January 1, 2007. We do not expect that the adoption of FIN 48 will have a material effect on our financial results.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets," which provides an approach to simplify efforts to obtain hedge-like (offset) accounting by allowing us the option to carry mortgage servicing rights at fair value. This new Statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB SFAS No. 125," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for all separately recognized servicing assets and liabilities as of the beginning of an entity's fiscal year that begins after September 15, 2006, with earlier adoption permitted in certain circumstances. Because we do not retain the servicing rights when we sell our mortgage loans held for sale, the adoption of SFAS No. 156 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. SFAS 157 will be effective for our fiscal year beginning January 1, 2008. We are currently reviewing the effect SFAS 157 will have on our financial statements upon adoption.

In November 2006, the FASB ratified EITF Issue No. 06-8, "Applicability of the Assessment of a Buyer's Continuing Investment Under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums." EITF 06-8 states that the adequacy of the buyer's continuing investment under SFAS 66 should be assessed in determining whether to recognize profit under the percentage-of-completion method on the sale of individual units in a condominium project. This consensus could require that additional deposits be collected by developers of condominium projects that wish to recognize profit during the construction period under the percentage-of-completion method. EITF 06-8 is effective for us January 1, 2008. We do not expect that the adoption of EITF 06-8 will have a material impact on our financial statements.

Liquidity and Capital Resources

Lines of Credit and Notes Payable

Our homebuilding segment generally provides for its working capital cash requirements using cash generated from operations and a short-term unsecured working capital revolving credit facility (the "Facility"). During 2006, we increased the available borrowings under the Facility to $600,000 from $400,000. The Facility's available borrowings are subject to certain borrowing base limitations. The Facility expires in December 2010 and outstanding amounts bear interest at either (i) the prime rate or (ii) London Interbank Offering Rate ("LIBOR") plus applicable margin as defined within the Facility. The weighted-average interest rate for the amounts outstanding under the Facility was 5.9% in 2006. Up to $150,000 of the Facility is currently available for issuance in the form of letters of credit, of which $22,320 was outstanding at December 31, 2006. The Facility contains various affirmative and negative covenants. The negative covenants include among others, certain limitations on transactions involving the creation of guarantees, sale of assets, acquisitions, mergers, investments and land purchases. Additional covenants include (i) a minimum adjusted consolidated tangible net worth requirement, (ii) a maximum leverage ratio requirement, and (iii) an interest coverage ratio requirement. These covenants restrict the amount that we would be able to pay in dividends each year. We are also subject to borrowing base restrictions if our senior debt rating falls below investment grade. At December 31, 2006 we were in compliance with all covenants under the Facility and there were no borrowing base limitations reducing the amount available to us for borrowings. At December 31, 2006, we had no direct borrowings outstanding under the Facility.

NVR's mortgage banking segment provides for its mortgage origination and other operating activities using cash generated from operations as well as various short-term credit facilities. NVRM has available an annually renewable mortgage warehouse facility (the "Revolving Credit Agreement") with an aggregate borrowing limit of $175,000. The Revolving Credit Agreement is used to fund NVRM's mortgage origination activities, under which $153,552 was outstanding at December 31, 2006. As of December 31, 2006, there were no borrowing base limitations reducing the amount available to NVRM for borrowing. The Revolving Credit Agreement expires in August 2007. The interest rate under the Revolving Credit Agreement is either: (i) LIBOR plus 1.0%, or (ii) 1.125% to the extent that NVRM provides compensating balances. The weighted average interest rate for amounts outstanding under the Revolving Credit Agreement was 5.0% during 2006. NVRM's mortgage warehouse facility limits the ability of NVRM to transfer funds to NVR in the form of dividends, loans or advances. In addition, NVRM is required to maintain a minimum net worth of $14,000.

On January 20, 1998, we filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for the issuance of up to $400,000 of debt securities (the "1998 Shelf Registration"). The 1998 Shelf Registration statement was declared effective on February 27, 1998 and provides that securities may be offered from time to time in one or more series, and in the form of senior or subordinated debt.

On June 17, 2003, we completed an offering, at par, for $200,000 of 5% Senior Notes due 2010 (the "Notes") under the 1998 Shelf Registration. The Notes mature on June 15, 2010 and bear interest at 5%, payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2003. The Notes are general unsecured obligations and rank equally in right of payment with all of our existing and future unsecured senior indebtedness and indebtedness under our working capital credit facility. The Notes are senior in right of payment to any future subordinated indebtedness that we may incur. We may redeem the Notes, in whole or in part, at any time upon not less than 30 nor more than 60 days notice at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed, or (b) the discounted present value of the remaining scheduled payments of the Notes to be redeemed, plus, in each case, accrued and unpaid interest. Upon completion of the 2003 Notes offering, we had $55,000 remaining available for issuance under the 1998 Shelf Registration.

On May 27, 2004, we filed a shelf registration statement (the "2004 Shelf Registration") with the SEC to register up to $1,000,000 for future offer and sale of debt securities, common shares, preferred shares, depositary shares representing preferred shares and warrants. The SEC declared the 2004 Shelf Registration effective on June 15, 2004. NVR expects to use the proceeds received from future offerings issued under the 2004 Shelf Registration and the 1998 Shelf Registration for general corporate purposes. This discussion of our shelf registration capacity does not constitute an offer of any securities for sale.

Equity Repurchases

In addition to funding growth in our homebuilding and mortgage banking operations, we historically have used a substantial portion of our excess liquidity to repurchase outstanding shares of our common stock in open market and privately negotiated transactions. This ongoing repurchase activity is conducted pursuant to publicly announced Board authorizations, and is typically executed in accordance with the safe-harbor provisions of Rule 10(b)-18 of the Securities and Exchange Act of 1934. The repurchase program assists us in accomplishing our primary objective, creating increases in shareholder value. See Part II, Item 5 of the Form 10-K for disclosure of amounts repurchased during the fourth quarter of 2006. For the year ended December 31, 2006, we repurchased approximately 481,000 shares of our common stock at an aggregate purchase price of $287,064.

Cash Flows

As shown in the consolidated statement of cash flows for the year ended December 31, 2006, our operating activities provided cash of $682,963. Cash was provided primarily by homebuilding operations and a reduction in our homebuilding inventories of approximately $60,000 due to a reduction in the number of homes under construction at the end of 2006 as compared to the same period in 2005. The presentation of operating cash flows was reduced by approximately $96,000, which is the amount of the excess tax benefit realized from the exercise of stock options during the period and credited directly to additional paid in capital. As required by SFAS 123R, which we adopted effective January 1, 2006, excess tax benefits credited directly to additional-paid-in capital resulting from stock-based compensation must be presented as an operating cash outflow and a financing cash inflow.

Net cash used for investing activities was $22,598 for the year ended December 31, 2006, primarily as a result of approximately $23,000 in property and equipment purchases throughout the period.

Net cash used for financing activities was $281,772 for the year ended December 31, 2006. During the year ended December 31, 2006, we repurchased approximately 481,000 shares of our common stock at an aggregate purchase price of approximately $287,000 under our ongoing common stock repurchase program, discussed in the *Equity Repurchases* section above. We also reduced net borrowings under the working capital and mortgage warehouse facilities by approximately $107,000. The presentation of financing cash flows was favorably impacted by the realization of approximately $96,000 in excess income tax benefits from the exercise of stock options, which pursuant to SFAS 123R, must be reported as a financing cash inflow.

At December 31, 2006, the homebuilding segment had restricted cash of $3,464, which relates to customer deposits on certain home sales.

We believe that cash generated from operations and borrowings available under our credit facilities and the public debt markets will be sufficient to satisfy near and long term cash requirements for working capital and debt service in both our homebuilding and mortgage banking operations.

Off Balance Sheet Arrangements

Lot Acquisition Strategy

We do not engage in the land development business. Instead, we acquire finished building lots at market prices from various development entities under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots.

We believe that our lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of our intent not to acquire the finished lots under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidating damage provision contained within the purchase agreements. We do not have any financial guarantees or completion obligations and we do not guarantee specific performance under these purchase agreements.

At December 31, 2006, we controlled approximately 88,500 lots with an aggregate purchase price of approximately $9,000,000, by making or committing to make deposits of approximately $632,000 in the form of cash and letters of credit. Our entire risk of loss pertaining to the aggregate $9,000,000 contractual commitment resulting from our non-performance under the contracts is limited to the $498,000 deposit amount, plus the additional $134,000 deposits referred to below. Of the $632,000 deposit total, approximately $484,000 in cash and approximately $14,000 in letters of credit have been issued as of December 31, 2006 and subsequent to December 31, 2006, we will pay $134,000 in additional deposits assuming that contractual development milestones are met by the developers (see Contractual Obligations section below). Please refer to Note 3 to the consolidated financial statements for a description of our lot acquisition strategy in relation to our accounting under FIN 46R, *Consolidation of Variable Interest Entities.*

Bonds and Letters of Credit

We enter into bond or letter of credit arrangements with local municipalities, government agencies, or land developers to collateralize our obligations under various contracts. We had $35,985 of contingent obligations under such agreements as of December 31, 2006 (inclusive of the $14,000 of lot acquisition deposits in the form of letters of credit discussed above). We believe we will fulfill our obligations under the related contracts and do not anticipate any material losses under these bonds or letters of credit.

Mortgage Commitments and Forward Sales

In the normal course of business, our mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by us. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, we enter into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments classified as derivatives. Both the rate lock commitments to borrowers and the forward sale contracts to broker/dealers are undesignated derivatives, and, accordingly, are marked to market through earnings. At December 31, 2006, there were contractual commitments to extend credit to borrowers aggregating approximately $175,000, and open forward delivery sale contracts aggregating approximately $338,000.

Contractual Obligations

Our fixed, non-cancelable obligations as of December 31, 2006, were as follows:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt (a)	$ 388,552	$ 163,552	$ 20,000	$ 205,000	$ -
Capital leases (b)	5,082	529	1,251	1,289	2,013
Operating leases (c)	114,127	27,695	37,184	19,165	30,083
Purchase obligations (d)	134,000	*	*	*	*
Executive officer employment contracts (e)	11,060	1,640	6,280	3,140	-
Other long-term liabilities (f)	42,787	37,920	4,867	-	-
Total	$ 695,608	$ 231,336	$ 69,582	$ 228,594	$ 32,096

(a) Payments include interest payments due on the 5% Senior Notes due 2010. See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding debt and related matters.

(b) The present value of these obligations is included on the Consolidated Balance Sheets. See Note 6 of the Notes to the Consolidated Financial Statements for additional information regarding capital lease obligations.

(c) See Note 10 of the Notes to Consolidated Financial Statements for additional information regarding operating leases.

(d)(*)Amounts represent required payments of forfeitable deposits with land developers under existing, fixed price purchase agreements, assuming that contractual development milestones are met by the developers. We expect to make all payments of these deposits within the next three years but due to the nature of the contractual development milestones that must be met, we are unable to accurately estimate the portion of the deposit obligation that will be made within one year and that portion that will be made within one to three years. In addition to the $134,000 to be paid pursuant to the prior discussion, as of December 31, 2006, we had capitalized forfeitable deposits for fixed price purchase agreements with developers totaling approximately $484,000, and outstanding letters of credit of approximately $14,000.

(e) We have entered into employment agreements with four of our executive officers. Each of the agreements expires on January 1, 2011 and provides for payment of a minimum base salary, which may be increased at the discretion of the Compensation Committee of NVR's Board of Directors (the "Compensation Committee"), and annual incentive compensation of up to 100% of base salary upon achievement of annual performance objectives established by the Compensation Committee. The agreements also provide for payment of severance benefits upon termination of employment, in amounts ranging from $0 to two times the executive officer's then annual base salary, depending on the reason for termination, plus up to $60 in outplacement assistance. Accordingly, total payments under these agreements will vary based on length of service, any future increases to base salaries, annual incentive payments earned, and the reason for termination. The agreements have been reflected in the above table assuming the continued employment of the executive officers for the full term of the respective agreements, and at the executive officers' current base salaries, with the exception of our Executive Chairman whose salary is included in the above table at $0 for 2007 and $1,500 thereafter. The above balances do not include any potential annual incentive compensation. The actual amounts paid could differ from that presented.

(f) Amounts represent payments due under incentive compensation plans and are included on the Consolidated Balance Sheet, $2,742 of which is recorded in the Mortgage Banking accounts payable and other liabilities line item.

volatility, we analyze the historic volatility of our common stock. Changes in management's judgment of the expected term and the expected volatility could have a material effect on the grant-date fair value calculated and expensed within the income statement. In addition, we are required to estimate future option forfeitures when considering the amount of stock-based compensation costs to record. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. However, there can be no assurance that our future forfeiture rate will not be materially higher or lower than our historical forfeiture rate, which would affect the aggregate cumulative compensation expense recognized. Further, although we believe that the compensation costs recognized during the year ended December 31, 2006 are representative of the ratable amortization of the grant-date fair value of unvested options outstanding and expected to be exercised, changes to the estimated input values such as expected term and expected volatility could produce widely different fair values. See Notes 1 and 9 to the consolidated financial statements included herein for additional information on our adoption of SFAS 123R.

Impact of Inflation, Changing Prices and Economic Conditions

See Risk Factors included in Item 1A herein.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. Our market risk arises from interest rate risk inherent in our financial instruments. Interest rate risk is the possibility that changes in interest rates will cause unfavorable changes in net income or in the value of interest rate-sensitive assets, liabilities and commitments. Lower interest rates tend to increase demand for mortgage loans for home purchasers, while higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans. We have no market rate sensitive instruments held for speculative or trading purposes.

Our mortgage banking segment is exposed to interest rate risk as it relates to its lending activities. The mortgage banking segment originates mortgage loans, which are either sold through optional or mandatory forward delivery contracts into the secondary markets. All of the mortgage banking segment's loan portfolio is held for sale and subject to forward sale commitments. NVRM also sells all of its mortgage servicing rights on a servicing released basis.

Our homebuilding segment generates operating liquidity and acquires capital assets through fixed-rate and variable-rate debt. The homebuilding segment's primary debt is a variable-rate working capital revolving credit facility that currently provides for unsecured borrowings up to $600,000, subject to certain borrowing base limitations. The Facility expires in December 2010 and outstanding amounts bear interest at either (i) the prime rate or (ii) LIBOR plus applicable margin as defined within the Facility. The weighted-average interest rate for the amounts outstanding under the Facility was 5.9% in 2006.

NVRM generates operating liquidity primarily through the mortgage warehouse facility, which had a borrowing limit of $175,000 at December 31, 2006. The mortgage warehouse facility is used to fund its mortgage origination activities. The interest rate under the mortgage warehouse facility is either: (i) LIBOR plus 1.0%, or (ii) 1.125% to the extent that NVRM provides compensating balances. The weighted-average interest rate for amounts outstanding under the mortgage warehouse facility was 5.0% during 2006.

The following table represents the contractual balances of our on-balance sheet financial instruments in dollars at the expected maturity dates, as well as the fair values of those on-balance sheet financial instruments at December 31, 2006. The expected maturity categories take into consideration the actual and anticipated amortization of principal and does not take into consideration the reinvestment of cash or the refinancing of existing indebtedness. Because we sell all of the mortgage loans we originate into the secondary markets, we have made the assumption that the portfolio of mortgage loans held for sale will mature in the first year. Consequently, outstanding warehouse borrowings and repurchase facilities are also assumed to mature in the first year.

Maturities (000's)

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Mortgage banking segment								
Interest rate sensitive assets:								
Mortgage loans held for sale	$178,360	-	-	-	-	-	$178,360	$178,119
Average interest rate	6.6%	-	-	-	-	-	6.6%	
Interest rate sensitive liabilities:								
Variable rate warehouse line of credit	$153,552	-	-	-	-	-	$153,552	$153,552
Average interest rate (a)	4.9%	-	-	-	-	-	4.9%	
Other:								
Forward trades of mortgage-backed securities (b)	$450	-	-	-	-	-	$450	$450
Forward loan commitments (b)	(125)	-	-	-	-	-	(125)	(125)
Homebuilding segment								
Interest rate sensitive assets:								
Interest-bearing deposits	$460,182	-	-	-	-	-	$460,182	$460,182
Average interest rate	5.0%	-	-	-	-	-	5.0%	
Interest rate sensitive liabilities:								
Fixed rate obligations (c)	$130	$245	$302	$200,353	$402	$1,648	$203,080	$198,400
Average interest rate	5.1%	5.1%	5.1%	5.2%	13.1%	13.3%	5.2%	

(a) Average interest rate is net of credits received for compensating cash balances.
(b) Represents the fair value recorded pursuant to SFAS 133.
(c) The $200,353 maturing in 2010 includes $200,000 for NVR's 5% Senior Notes due June 2010.

Item 8. Financial Statements and Supplementary Data.

The financial statements listed in Item 15 are filed as part of this report and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934.

Based on that evaluation, the principal executive officer and principal financial officer concluded that the design and operation of these disclosure controls and procedures as of December 31, 2006 were effective to ensure that information required to be disclosed in our reports under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There have been no changes in our internal controls over financial reporting identified in connection with the evaluation referred to above that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information.

None.

price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed, or (b) the discounted present value of the remaining scheduled payments of the Notes to be redeemed, plus, in each case, accrued and unpaid interest. Upon completion of the 2003 Notes offering, we had $55,000 remaining available for issuance under the 1998 Shelf Registration.

On May 27, 2004, we filed a shelf registration statement (the "2004 Shelf Registration") with the SEC to register up to $1,000,000 for future offer and sale of debt securities, common shares, preferred shares, depositary shares representing preferred shares and warrants. The SEC declared the 2004 Shelf Registration effective on June 15, 2004. NVR expects to use the proceeds received from future offerings issued under the 2004 Shelf Registration and the 1998 Shelf Registration for general corporate purposes. This discussion of our shelf registration capacity does not constitute an offer of any securities for sale.

Equity Repurchases

In addition to funding growth in our homebuilding and mortgage banking operations, we historically have used a substantial portion of our excess liquidity to repurchase outstanding shares of our common stock in open market and privately negotiated transactions. This ongoing repurchase activity is conducted pursuant to publicly announced Board authorizations, and is typically executed in accordance with the safe-harbor provisions of Rule 10(b)-18 of the Securities and Exchange Act of 1934. The repurchase program assists us in accomplishing our primary objective, creating increases in shareholder value. See Part II, Item 5 of the Form 10-K for disclosure of amounts repurchased during the fourth quarter of 2006. For the year ended December 31, 2006, we repurchased approximately 481,000 shares of our common stock at an aggregate purchase price of $287,064.

Cash Flows

As shown in the consolidated statement of cash flows for the year ended December 31, 2006, our operating activities provided cash of $682,963. Cash was provided primarily by homebuilding operations and a reduction in our homebuilding inventories of approximately $60,000 due to a reduction in the number of homes under construction at the end of 2006 as compared to the same period in 2005. The presentation of operating cash flows was reduced by approximately $96,000, which is the amount of the excess tax benefit realized from the exercise of stock options during the period and credited directly to additional paid in capital. As required by SFAS 123R, which we adopted effective January 1, 2006, excess tax benefits credited directly to additional-paid-in capital resulting from stock-based compensation must be presented as an operating cash outflow and a financing cash inflow.

Net cash used for investing activities was $22,598 for the year ended December 31, 2006, primarily as a result of approximately $23,000 in property and equipment purchases throughout the period.

Net cash used for financing activities was $281,772 for the year ended December 31, 2006. During the year ended December 31, 2006, we repurchased approximately 481,000 shares of our common stock at an aggregate purchase price of approximately $287,000 under our ongoing common stock repurchase program, discussed in the *Equity Repurchases* section above. We also reduced net borrowings under the working capital and mortgage warehouse facilities by approximately $107,000. The presentation of financing cash flows was favorably impacted by the realization of approximately $96,000 in excess income tax benefits from the exercise of stock options, which pursuant to SFAS 123R, must be reported as a financing cash inflow.

At December 31, 2006, the homebuilding segment had restricted cash of $3,464, which relates to customer deposits on certain home sales.

We believe that cash generated from operations and borrowings available under our credit facilities and the public debt markets will be sufficient to satisfy near and long term cash requirements for working capital and debt service in both our homebuilding and mortgage banking operations.

Off Balance Sheet Arrangements

Lot Acquisition Strategy

We do not engage in the land development business. Instead, we acquire finished building lots at market prices from various development entities under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots.

We believe that our lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of our intent not to acquire the finished lots under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidating damage provision contained within the purchase agreements. We do not have any financial guarantees or completion obligations and we do not guarantee specific performance under these purchase agreements.

At December 31, 2006, we controlled approximately 88,500 lots with an aggregate purchase price of approximately $9,000,000, by making or committing to make deposits of approximately $632,000 in the form of cash and letters of credit. Our entire risk of loss pertaining to the aggregate $9,000,000 contractual commitment resulting from our non-performance under the contracts is limited to the $498,000 deposit amount, plus the additional $134,000 deposits referred to below. Of the $632,000 deposit total, approximately $484,000 in cash and approximately $14,000 in letters of credit have been issued as of December 31, 2006 and subsequent to December 31, 2006, we will pay $134,000 in additional deposits assuming that contractual development milestones are met by the developers (see Contractual Obligations section below). Please refer to Note 3 to the consolidated financial statements for a description of our lot acquisition strategy in relation to our accounting under FIN 46R, *Consolidation of Variable Interest Entities.*

Bonds and Letters of Credit

We enter into bond or letter of credit arrangements with local municipalities, government agencies, or land developers to collateralize our obligations under various contracts. We had $35,985 of contingent obligations under such agreements as of December 31, 2006 (inclusive of the $14,000 of lot acquisition deposits in the form of letters of credit discussed above). We believe we will fulfill our obligations under the related contracts and do not anticipate any material losses under these bonds or letters of credit.

Mortgage Commitments and Forward Sales

In the normal course of business, our mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by us. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, we enter into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments classified as derivatives. Both the rate lock commitments to borrowers and the forward sale contracts to broker/dealers are undesignated derivatives, and, accordingly, are marked to market through earnings. At December 31, 2006, there were contractual commitments to extend credit to borrowers aggregating approximately $175,000, and open forward delivery sale contracts aggregating approximately $338,000.

Contractual Obligations

Our fixed, non-cancelable obligations as of December 31, 2006, were as follows:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt (a)	$ 388,552	$ 163,552	$ 20,000	$ 205,000	$ -
Capital leases (b)	5,082	529	1,251	1,289	2,013
Operating leases (c)	114,127	27,695	37,184	19,165	30,083
Purchase obligations (d)	134,000	*	*	*	*
Executive officer employment contracts (e)	11,060	1,640	6,280	3,140	-
Other long-term liabilities (f)	42,787	37,920	4,867	-	-
Total	$ 695,608	$ 231,336	$ 69,582	$ 228,594	$ 32,096

(a) Payments include interest payments due on the 5% Senior Notes due 2010. See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding debt and related matters.

(b) The present value of these obligations is included on the Consolidated Balance Sheets. See Note 6 of the Notes to the Consolidated Financial Statements for additional information regarding capital lease obligations.

(c) See Note 10 of the Notes to Consolidated Financial Statements for additional information regarding operating leases.

(d)(*)Amounts represent required payments of forfeitable deposits with land developers under existing, fixed price purchase agreements, assuming that contractual development milestones are met by the developers. We expect to make all payments of these deposits within the next three years but due to the nature of the contractual development milestones that must be met, we are unable to accurately estimate the portion of the deposit obligation that will be made within one year and that portion that will be made within one to three years. In addition to the $134,000 to be paid pursuant to the prior discussion, as of December 31, 2006, we had capitalized forfeitable deposits for fixed price purchase agreements with developers totaling approximately $484,000, and outstanding letters of credit of approximately $14,000.

(e) We have entered into employment agreements with four of our executive officers. Each of the agreements expires on January 1, 2011 and provides for payment of a minimum base salary, which may be increased at the discretion of the Compensation Committee of NVR's Board of Directors (the "Compensation Committee"), and annual incentive compensation of up to 100% of base salary upon achievement of annual performance objectives established by the Compensation Committee. The agreements also provide for payment of severance benefits upon termination of employment, in amounts ranging from $0 to two times the executive officer's then annual base salary, depending on the reason for termination, plus up to $60 in outplacement assistance. Accordingly, total payments under these agreements will vary based on length of service, any future increases to base salaries, annual incentive payments earned, and the reason for termination. The agreements have been reflected in the above table assuming the continued employment of the executive officers for the full term of the respective agreements, and at the executive officers' current base salaries, with the exception of our Executive Chairman whose salary is included in the above table at $0 for 2007 and $1,500 thereafter. The above balances do not include any potential annual incentive compensation. The actual amounts paid could differ from that presented.

(f) Amounts represent payments due under incentive compensation plans and are included on the Consolidated Balance Sheet, $2,742 of which is recorded in the Mortgage Banking accounts payable and other liabilities line item.

Critical Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate the estimates we use to prepare the consolidated financial statements, and update those estimates as necessary. In general, our estimates are based on historical experience, on information from third party professionals, and other various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ materially from those estimates made by management.

Variable Interest Entities

Revised Financial Interpretation No. 46 ("FIN 46R"), *Consolidation of Variable Interest Entities* requires the primary beneficiary of a variable interest entity to consolidate that entity on its financial statements. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the entity. Expected losses are the expected negative variability in the fair value of an entity's net assets exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity's net assets, exclusive of its variable interests.

Forward contracts, such as the fixed price purchase agreements utilized by us to acquire finished lot inventory, are deemed to be variable interests under FIN 46R. Therefore, the development entities with which we enter fixed price purchase agreements are examined under FIN 46R for possible consolidation by us, including certain joint venture limited liability corporations ("LLC's") utilized by us to acquire finished lots on a limited basis. We have developed a methodology to determine whether we, or, conversely, the owner(s) of the applicable development entity, are the primary beneficiary of a development entity. The methodology used to evaluate our primary beneficiary status requires substantial management judgment and estimates. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the development entity's expected profits and losses and the cash flows associated with changes in the fair value of finished lots under contract. Although we believe that our accounting policy is designed to properly assess our primary beneficiary status relative to our involvement with the development entities from which we acquire finished lots, changes to the probabilities and the cash flow possibilities used in our evaluation could produce widely different conclusions regarding whether we are or are not a development entity's primary beneficiary, possibly resulting in additional, or fewer, development entities being consolidated on our financial statements.

Homebuilding Inventory

The carrying value of inventory is stated at the lower of cost or market value. Cost of lots and completed and uncompleted housing units represent the accumulated actual cost of the units. Field construction supervisors' salaries and related direct overhead expenses are included in inventory costs. Interest costs are not capitalized into inventory. Upon settlement, the cost of the unit is expensed on a specific identification basis. Cost of manufacturing materials is determined on a first-in, first-out basis. Recoverability and impairment, if any, is primarily evaluated by analyzing sales of comparable assets. We believe that our accounting policy is designed to properly assess the carrying value of homebuilding inventory.

Contract Land Deposits

We purchase finished lots under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage of the aggregate purchase price of the finished lots. We maintain an allowance for losses on contract land deposits that we believe is sufficient to provide for losses in the existing contract land deposit portfolio. The allowance reflects our judgment of the present loss exposure at the end of the reporting period, considering market and economic conditions, sales absorption and profitability within specific communities and terms of the various contracts. Although we consider the allowance for losses on contract land deposits reflected on the December 31, 2006 balance sheet to be adequate (see Note 1 to the consolidated financial statements), there can be no assurance that this allowance will prove to be adequate over time to cover losses due to unanticipated adverse changes in the economy or other events adversely affecting specific markets or the homebuilding industry.

Intangible Assets

Reorganization value in excess of identifiable assets ("excess reorganization value"), goodwill, and indefinite life intangible assets are not subject to amortization under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). Rather, excess reorganization value, goodwill, and other intangible assets are subject to at least an annual assessment for impairment by applying a fair-value based test. We continually evaluate whether events and circumstances have occurred that indicate that the remaining value of excess reorganization value, goodwill, and other intangible assets may not be recoverable. We completed the annual assessment of impairment during the first quarter of 2006, and as of December 31, 2006, we believe that excess reorganization value, goodwill, and other intangible assets were not impaired. This conclusion is based on management's judgment, considering such factors as our history of operating success, our well-recognized brand names, and the significant positions held in the markets in which we operate. However, changes in strategy or adverse changes in market conditions could impact this judgment and require an impairment loss to be recognized for the amount that the carrying value of excess reorganization value, goodwill, and/or other intangible assets exceeds their fair value.

Warranty/Product Liability Accruals

Warranty and product liability accruals are established to provide for estimated future costs as a result of construction and product defects, product recalls and litigation incidental to our business. Liability estimates are determined based on our judgment considering such factors as historical experience, the likely current cost of corrective action, manufacturers' and subcontractors' participation in sharing the cost of corrective action, consultations with third party experts such as engineers, and evaluations by our General Counsel and other outside counsel retained to handle specific product liability cases. Although we consider the warranty and product liability accrual reflected on the December 31, 2006 balance sheet (see Note 10 to the consolidated financial statements) to be adequate, there can be no assurance that this accrual will prove to be adequate over time to cover losses due to increased costs for material and labor, the inability or refusal of manufacturers or subcontractors to financially participate in corrective action, unanticipated adverse legal settlements, or other unanticipated changes to the assumptions used to estimate the warranty and product liability accrual.

Stock Option Expense

Beginning in 2006 with our adoption of SFAS 123R, we are required to recognize within our income statement compensation costs related to our stock based compensation plans. The costs recognized are based on the grant-date fair value. Compensation cost for "service-only" option grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). Compensation cost for "performance condition" option grants is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method).

We calculate the fair value of our non-publicly traded, employee stock options using the Black-Scholes option-pricing model. While the Black-Scholes model is a widely accepted method to calculate the fair value of options, its results are dependent on input variables, two of which, expected term and expected volatility, are significantly dependent on management's judgment. We have concluded that our historical exercise experience is the best estimate of future exercise patterns to determine an option's expected term. To estimate expected volatility, we analyze the historic volatility of our common stock. Changes in management's judgment of the expected term and the expected volatility could have a material effect on the grant-date fair value calculated and expensed within the income statement. In addition, we are required to estimate future option forfeitures when considering the amount of stock-based compensation costs to record. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. However, there can be no assurance that our future forfeiture rate will not be materially higher or lower than our historical forfeiture rate, which would affect the aggregate cumulative compensation expense recognized. Further, although we believe that the compensation costs recognized during the year ended December 31, 2006 are representative of the ratable amortization of the grant-date fair value of unvested options outstanding and expected to be exercised, changes to the estimated input values such as expected term and expected volatility could produce widely different fair values. See Notes 1 and 9 to the consolidated financial statements included herein for additional information on our adoption of SFAS 123R.

Impact of Inflation, Changing Prices and Economic Conditions

See Risk Factors included in Item 1A herein.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. Our market risk arises from interest rate risk inherent in our financial instruments. Interest rate risk is the possibility that changes in interest rates will cause unfavorable changes in net income or in the value of interest rate-sensitive assets, liabilities and commitments. Lower interest rates tend to increase demand for mortgage loans for home purchasers, while higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans. We have no market rate sensitive instruments held for speculative or trading purposes.

Our mortgage banking segment is exposed to interest rate risk as it relates to its lending activities. The mortgage banking segment originates mortgage loans, which are either sold through optional or mandatory forward delivery contracts into the secondary markets. All of the mortgage banking segment's loan portfolio is held for sale and subject to forward sale commitments. NVRM also sells all of its mortgage servicing rights on a servicing released basis.

Our homebuilding segment generates operating liquidity and acquires capital assets through fixed-rate and variable-rate debt. The homebuilding segment's primary debt is a variable-rate working capital revolving credit facility that currently provides for unsecured borrowings up to $600,000, subject to certain borrowing base limitations. The Facility expires in December 2010 and outstanding amounts bear interest at either (i) the prime rate or (ii) LIBOR plus applicable margin as defined within the Facility. The weighted-average interest rate for the amounts outstanding under the Facility was 5.9% in 2006.

NVRM generates operating liquidity primarily through the mortgage warehouse facility, which had a borrowing limit of $175,000 at December 31, 2006. The mortgage warehouse facility is used to fund its mortgage origination activities. The interest rate under the mortgage warehouse facility is either: (i) LIBOR plus 1.0%, or (ii) 1.125% to the extent that NVRM provides compensating balances. The weighted-average interest rate for amounts outstanding under the mortgage warehouse facility was 5.0% during 2006.

The following table represents the contractual balances of our on-balance sheet financial instruments in dollars at the expected maturity dates, as well as the fair values of those on-balance sheet financial instruments at December 31, 2006. The expected maturity categories take into consideration the actual and anticipated amortization of principal and does not take into consideration the reinvestment of cash or the refinancing of existing indebtedness. Because we sell all of the mortgage loans we originate into the secondary markets, we have made the assumption that the portfolio of mortgage loans held for sale will mature in the first year. Consequently, outstanding warehouse borrowings and repurchase facilities are also assumed to mature in the first year.

	Maturities (000's)							
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Mortgage banking segment								
Interest rate sensitive assets:								
Mortgage loans held for sale	$178,360	-	-	-	-	-	$178,360	$178,119
Average interest rate	6.6%	-	-	-	-	-	6.6%	
Interest rate sensitive liabilities:								
Variable rate warehouse line of credit	$153,552	-	-	-	-	-	$153,552	$153,552
Average interest rate (a)	4.9%	-	-	-	-	-	4.9%	
Other:								
Forward trades of mortgage-backed securities (b)	$450	-	-	-	-	-	$450	$450
Forward loan commitments (b)	(125)	-	-	-	-	-	(125)	(125)
Homebuilding segment								
Interest rate sensitive assets:								
Interest-bearing deposits	$460,182	-	-	-	-	-	$460,182	$460,182
Average interest rate	5.0%	-	-	-	-	-	5.0%	
Interest rate sensitive liabilities:								
Fixed rate obligations (c)	$130	$245	$302	$200,353	$402	$1,648	$203,080	$198,400
Average interest rate	5.1%	5.1%	5.1%	5.2%	13.1%	13.3%	5.2%	

(a) Average interest rate is net of credits received for compensating cash balances.
(b) Represents the fair value recorded pursuant to SFAS 133.
(c) The $200,353 maturing in 2010 includes $200,000 for NVR's 5% Senior Notes due June 2010.

Item 8. Financial Statements and Supplementary Data.

The financial statements listed in Item 15 are filed as part of this report and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934.

Based on that evaluation, the principal executive officer and principal financial officer concluded that the design and operation of these disclosure controls and procedures as of December 31, 2006 were effective to ensure that information required to be disclosed in our reports under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There have been no changes in our internal controls over financial reporting identified in connection with the evaluation referred to above that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

Item 10 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2007. Reference is also made regarding the executive officers of the registrant to "Executive Officers of the Registrant" following Item 4 of Part I of this report.

Item 11. Executive Compensation.

Item 11 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security ownership of certain beneficial owners and management is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2007.

Equity Compensation Plan Information

The table below sets forth information as of the end of our 2006 fiscal year for (i) all equity compensation plans approved by our shareholders and (ii) all equity compensation plans not approved by our shareholders:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	751,555	$ 475.51	207,695
Equity compensation plans not approved by security holders	1,930,963	$ 231.42	198,926
Total	2,682,518	$ 299.81	406,621

Equity compensation plans approved by our shareholders include the the NVR, Inc. Management Long-Term Stock Option Plan; the NVR, Inc. 1998 Management Long-Term Stock Option Plan; the 1998 Directors' Long-Term Stock Option Plan; and the 2005 Stock Option Plan. Equity compensation plans that have not been approved by our shareholders include the NVR, Inc. 1994 Management Equity Incentive Plan and the NVR, Inc. 2000 Broadly-Based Stock Option Plan. See Note 9 of the *Notes to Consolidated Financial Statements* for a description of each of our equity compensation plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Item 13 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2007.

Item 14. Principal Accountant Fees and Services.

Item 14 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2007.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this report:

1. **Financial Statements**
   NVR, Inc. - Consolidated Financial Statements
   Reports of Independent Registered Public Accounting Firm
   Consolidated Balance Sheets
   Consolidated Statements of Income
   Consolidated Statements of Shareholders' Equity
   Consolidated Statements of Cash Flows
   Notes to Consolidated Financial Statements

2. **Exhibits**

Exhibit Number	*Description*
3.1	Restated Articles of Incorporation of NVR, Inc. ("NVR"). Filed as Exhibit 2 to Amendment No. 1 to Form 8-A filed on June 14, 2004 and incorporated herein by reference.
3.2	Bylaws, as amended, of NVR, Inc. Filed as Exhibit 3.1 to Form 8-K filed on November 3, 2005 and incorporated herein by reference.
4.1	Indenture dated as of April 14, 1998 between NVR, as issuer and the Bank of New York as trustee. Filed as Exhibit 4.3 to NVR's Current Report on Form 8-K filed April 23, 1998 and incorporated herein by reference.
4.2	Form of Note (included in Indenture filed as Exhibit 4.1).
4.3	Fourth Supplemental Indenture, dated June 17, 2003, between NVR and U.S. Bank Trust National Association, as successor to The Bank of New York, as trustee. Filed as Exhibit 4.1 to NVR's Current Report on Form 8-K filed June 17, 2003 and incorporated herein by reference.

4.4 Form of Note (included in Indenture filed as Exhibit 4.3).

10.1* Employment Agreement between NVR, Inc. and Dwight C. Schar dated July 1, 2005. Filed as Exhibit 10.1 to NVR's Form 8-K filed on June 29, 2005 and incorporated herein by reference.

10.2* Employment Agreement between NVR, Inc. and Paul C. Saville dated July 1, 2005. Filed as Exhibit 10.2 to NVR's Form 8-K filed on June 29, 2005 and incorporated herein by reference.

10.3* Employment Agreement between NVR, Inc. and Dennis M. Seremet dated July 1, 2005. Filed as Exhibit 10.3 to NVR's Form 8-K filed on June 29, 2005 and incorporated herein by reference.

10.4* Employment Agreement between NVR, Inc. and William J. Inman dated July 1, 2005. Filed as Exhibit 10.4 to NVR's Form 8-K filed on June 29, 2005 and incorporated herein by reference.

10.5* Profit Sharing Plan of NVR, Inc. and Affiliated Companies. Filed as Exhibit 4.1 to NVR's Registration Statement on Form S-8 (No. 333-29241) filed June 13, 1997 and incorporated herein by reference.

10.6 Loan Agreement dated as of September 7, 1999 among NVR Mortgage Finance, Inc. ("NVR Finance") and US Bank National Association, as Agent, and the other lenders party thereto. Filed as Exhibit 10.6 to NVR's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

10.7* Employee Stock Ownership Plan of NVR, Inc. Incorporated by reference to NVR's Annual Report on Form 10-K/A for the year ended December 31, 1994.

10.8* NVR, Inc. 1994 Management Equity Incentive Plan. Filed as Exhibit to NVR's Annual Report filed on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

10.9* NVR, Inc. 1998 Management Long-Term Stock Option Plan. Filed as Exhibit 4 to NVR's Registration Statement on Form S-8 (No. 333-79951) filed June 4, 1999 and incorporated herein by reference.

10.10* NVR, Inc. 1998 Directors' Long-Term Stock Option Plan. Filed as Exhibit 4 to NVR's Registration Statement on Form S-8 (No. 333-79949) filed June 4, 1999 and incorporated herein by reference.

10.11* The Form of Non-Qualified Stock Option Agreement under the 1998 Directors' Long-Term Stock Option Plan. Filed as Exhibit 10.1 to NVR's Form 8-K filed on August 3, 2005 and incorporated herein by reference.

10.12* NVR, Inc. Management Long-Term Stock Option Plan. Filed as Exhibit 99.3 to NVR's Registration Statement on Form S-8 (No. 333-04975) filed May 31, 1996 and incorporated herein by reference.

10.13* NVR, Inc. Directors' Long-Term Stock Option Plan. Filed as Exhibit 99.3 to NVR's Registration Statement on Form S-8 (No. 333-04989) filed May 31, 1996 and incorporated herein by reference.

10.14* NVR, Inc. 2000 Broadly-Based Stock Option Plan. Filed as Exhibit 99.1 to NVR's Registration Statement on Form S-8 (No. 333-56732) filed March 8, 2001 and incorporated herein by reference.

10.15* The NVR, Inc. 2005 Stock Option Plan. Filed as Exhibit 10.18 to NVR's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

10.16* The Form of Non-Qualified Stock Option Agreement under the 2005 Stock Option Plan. Filed as Exhibit 10.19 to NVR's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

10.17* NVR, Inc. High Performance Compensation Plan dated as of January 1, 1996. Filed as Exhibit 10.30 to NVR's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

10.18* NVR, Inc. High Performance Compensation Plan No. 2 dated as of January 1, 1999. Filed as Exhibit 10.31 to NVR's Annual Report filed on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

10.19* NVR, Inc. Nonqualified Deferred Compensation Plan. Filed as Exhibit 10.1 to NVR's Form 8-K filed on December 16, 2005 and incorporated herein by reference.

10.20 Second Amendment to Loan Agreement and Second Amendment to Pledge and Security Agreement dated September 1, 2000 between NVR Finance and U.S. Bank National Association, as agent, and other Lenders party thereto. Filed as Exhibit 10.36 to NVR's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

10.21 Agreement to increase commitments under the NVR Mortgage Finance Warehouse Facility by and among NVR Finance, Comerica Bank, National City Bank of Kentucky, and U.S. Bank National Association dated as of September 28, 2001. Filed as Exhibit 10.22 to NVR's Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

10.22 Eighth Amendment to Loan Agreement dated as of August 15, 2002 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, Guaranty Bank, Bank One, NA, Comerica Bank, National City Bank of Kentucky and JPMorgan Chase Bank. Filed as Exhibit 10.26 to NVR's Annual Report on Form 10-K for the period ended December 31, 2002 and incorporated herein by reference.

10.23 Ninth Amendment to Loan Agreement dated as of April 16, 2003 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, Guaranty Bank, Bank One, NA, Comerica Bank, National City Bank of Kentucky and JPMorgan Chase Bank. Filed as Exhibit 10.28 to NVR's Annual Report on Form 10-K for the period ended December 31, 2003 and incorporated herein by reference.

10.24 Tenth Amendment to Loan Agreement dated as of August 28, 2003 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, Guaranty Bank, Bank One, NA, Comerica Bank, National City Bank of Kentucky and JPMorgan Chase Bank. Filed as Exhibit 10.29 to NVR's Annual Report on Form 10-K for the period ended December 31, 2003 and incorporated herein by reference.

10.25 Eleventh Amendment to Loan Agreement dated as of August 26, 2004 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, Guaranty Bank, Comerica Bank, National City Bank of Kentucky and JPMorgan Chase Bank. Filed as Exhibit 10.1 to NVR's Current Report on Form 8-K filed August 27, 2004 and incorporated herein by reference.

10.26 Thirteenth Amendment to Loan Agreement dated as of August 25, 2005 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, Guaranty Bank, Comerica Bank, National City Bank of Kentucky and JPMorgan Chase Bank. Filed as Exhibit 10.1 to NVR's Form 8-K filed August 25, 2005 and incorporated herein by reference.

10.27 Credit Agreement dated as of December 7, 2005 among NVR, Inc. and the lenders party hereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank, National Association, as Syndication Agent, SunTrust Bank and Wachovia Bank, National Association, as Documentation Agents, AmSouth Bank, Comerica Bank, Calyon New York Branch and Mizuho Corporate Bank, Ltd., as Managing Agents, and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner. Filed as Exhibit 10.1 to NVR's Form 8-K filed December 12, 2005 and incorporated herein by reference.

10.28* Description of the Board of Directors' compensation arrangement. Filed as Exhibit 10.27 to NVR's Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference.

10.29* Amendment No. 1 to Employment Agreement between NVR, Inc. and Dwight C. Schar dated December 21, 2006. Filed as Exhibit 10.1 to NVR's Form 8-K filed December 22, 2006 and incorporated herein by reference.

10.30 Fifteenth Amendment to Loan Agreement dated as of August 24, 2006 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, JPMorgan Chase Bank, Guaranty Bank, Comerica Bank, National City Bank and Washington Mutual Bank, F.A. Filed as Exhibit 10.1 to NVR's Form 8-K filed August 24, 2006 and incorporated herein by reference.

10.31 Commitment and Acceptance dated March 27, 2006 increasing the commitment under its existing revolving credit agreement with JPMorgan Chase Bank, as Administrative Agent, and the Lenders that are parties thereto, dated December 7, 2005 by $45 million to an aggregate commitment of $445 million. Filed as Exhibit 10.1 to NVR's Form 8-K filed March 30, 2006 and incorporated herein by reference.

10.32 Commitment and Acceptance dated August 16, 2006 increasing the commitment under its existing revolving credit agreement with JPMorgan Chase Bank, as Administrative Agent, and the Lenders that are parties thereto, dated December 7, 2005 by $155 million to an aggregate commitment of $600 million. Filed as Exhibit 10.1 to NVR's Form 8-K filed August 17, 2006 and incorporated herein by reference.

10.33* Summary of 2007 Named Executive Officer annual incentive compensation plan. Filed herewith.

21 NVR, Inc. Subsidiaries. Filed herewith.

23 Consent of KPMG LLP (Independent Registered Public Accounting Firm). Filed herewith.

31.1 Certification of NVR's Chief Executive Officer pursuant to Rule 13a-14(a). Filed herewith.

31.2 Certification of NVR's Chief Financial Officer pursuant to Rule 13a-14(a). Filed herewith.

32 Certification of NVR's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

* Exhibit is a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVR, Inc.

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dwight C. Schar Dwight C. Schar	Executive Chairman	February 21, 2007
/s/ C. Scott Bartlett, Jr. C. Scott Bartlett, Jr.	Director	February 21, 2007
/s/ Robert C. Butler Robert C. Butler	Director	February 21, 2007
/s/ Timothy M. Donahue Timothy M. Donahue	Director	February 21, 2007
/s/ Manuel H. Johnson Manuel H. Johnson	Director	February 21, 2007
/s/ William A. Moran William A. Moran	Director	February 21, 2007
/s/ David A. Preiser David A. Preiser	Director	February 21, 2007
/s/ George E. Slye George E. Slye	Director	February 21, 2007
/s/ John M. Toups John M. Toups	Director	February 21, 2007
/s/ Paul C. Saville Paul C. Saville	Principal Executive Officer	February 21, 2007
/s/ Dennis M. Seremet Dennis M. Seremet	Principal Financial Officer	February 21, 2007
/s/ Robert W. Henley Robert W. Henley	Principal Accounting Officer	February 21, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NVR, Inc.:

We have audited the accompanying consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NVR, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 9 to the consolidated financial statements, NVR, Inc. and subsidiaries adopted the provisions of SFAS 123(R), "Share-Based Payment," effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NVR, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

McLean, Virginia
February 21, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NVR, Inc:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that NVR, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that NVR, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, NVR, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated* Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 21, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

McLean, Virginia
February 21, 2007

NVR, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,	
	2006	2005
ASSETS		
Homebuilding:		
Cash and cash equivalents	$ 551,738	$ 170,090
Receivables	12,213	40,562
Inventory:		
Lots and housing units, covered under sales agreements with customers	667,100	723,657
Unsold lots and housing units	58,248	60,419
Manufacturing materials and other	8,268	9,899
	733,616	793,975
Assets not owned, consolidated per FIN 46R	276,419	275,306
Property, plant and equipment, net	40,430	31,096
Reorganization value in excess of amounts allocable to identifiable assets, net	41,580	41,580
Goodwill and indefinite life intangibles, net	11,686	11,686
Definite life intangibles, net	250	375
Contract land deposits, net	402,170	517,241
Deferred tax assets, net	169,901	97,511
Other assets	37,567	45,340
	2,277,570	2,024,762
Mortgage Banking:		
Cash and cash equivalents	4,381	7,436
Mortgage loans held for sale, net	178,444	193,932
Property and equipment, net	1,168	1,003
Reorganization value in excess of amounts allocable to identifiable assets, net	7,347	7,347
Other assets	4,898	3,189
	196,238	212,907
Total assets	$2,473,808	$2,237,669

(Continued)

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Balance Sheets (Continued)
(in thousands, except share and per share data)

	December 31, 2006	December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Homebuilding:		
Accounts payable	$ 273,936	$ 262,086
Accrued expenses and other liabilities	225,178	276,702
Liabilities related to assets not owned, consolidated per FIN 46R	244,805	215,284
Obligations under incentive plans	40,045	60,555
Customer deposits	165,354	256,837
Other term debt	3,080	3,325
Senior notes	200,000	200,000
Notes payable	-	103,000
	1,152,398	1,377,789
Mortgage Banking:		
Accounts payable and other liabilities	15,784	25,902
Notes payable	153,552	156,816
	169,336	182,718
Total liabilities	1,321,734	1,560,507
Commitments and contingencies		
Shareholders' equity:		
Common stock, $0.01 par value; 60,000,000 shares authorized; 20,592,640 shares issued as of both December 31, 2006 and 2005	206	206
Additional paid-in-capital	585,438	473,886
Deferred compensation trust- 547,911 and 547,697 shares of NVR, Inc. common stock as of December 31, 2006 and 2005, respectively	(80,491)	(76,303)
Deferred compensation liability	80,491	76,303
Retained earnings	3,196,040	2,608,628
Less treasury stock at cost – 15,075,113 and 14,964,482 shares as of December 31, 2006 and 2005, respectively	(2,629,610)	(2,405,558)
Total shareholders' equity	1,152,074	677,162
Total liabilities and shareholders' equity	$ 2,473,808	$ 2,237,669

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Statements of Income
(in thousands, except per share data)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Homebuilding:			
Revenues	$ 6,036,236	$ 5,177,743	$ 4,247,503
Other income	13,609	6,301	2,655
Cost of sales	(4,701,265)	(3,738,030)	(3,156,286)
Selling, general and administrative	(432,319)	(345,525)	(260,795)
Operating income	916,261	1,100,489	833,077
Interest expense	(18,423)	(13,809)	(11,934)
Homebuilding income	897,838	1,086,680	821,143
Mortgage Banking:			
Mortgage banking fees	97,888	84,604	72,219
Interest income	7,704	5,014	4,249
Other income	1,334	1,435	1,075
General and administrative	(38,988)	(31,555)	(25,593)
Interest expense	(2,805)	(1,759)	(1,088)
Mortgage banking income	65,133	57,739	50,862
Income before taxes	962,971	1,144,419	872,005
Income tax expense	(375,559)	(446,860)	(348,801)
Net income	$ 587,412	$ 697,559	$ 523,204
Basic earnings per share	$ 104.08	$ 110.36	$ 80.83
Diluted earnings per share	$ 88.05	$ 89.61	$ 66.42
Basic weighted average shares outstanding	5,644	6,321	6,473
Diluted weighted average shares outstanding	6,672	7,784	7,877

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Statements of Shareholders' Equity
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Deferred Compensation Trust	Deferred Compensation Liability	Total
Balance, December 31, 2003	$ 206	$ 335,346	$ 1,387,865	$ (1,228,549)	$ (64,725)	$ 64,725	$ 494,868
Net income	-	-	523,204	-	-	-	523,204
Deferred compensation activity	-	-	-	12,490	(11,641)	11,641	12,490
Purchase of common stock for treasury	-	-	-	(307,603)	-	-	(307,603)
Performance share activity	-	79	-	-	-	-	79
Tax benefit from stock options exercised and deferred compensation distributions	-	92,661	-	-	-	-	92,661
Stock option activity	-	19,296	-	-	-	-	19,296
Treasury stock issued upon option exercise	-	(40,677)	-	40,677	-	-	-
Balance, December 31, 2004	206	406,705	1,911,069	(1,482,985)	(76,366)	76,366	834,995
Net income	-	-	697,559	-	-	-	697,559
Deferred compensation activity	-	-	-	-	63	(63)	-
Purchase of common stock for treasury	-	-	-	(962,609)	-	-	(962,609)
Tax benefit from stock options exercised and deferred compensation distributions	-	94,460	-	-	-	-	94,460
Stock option activity	-	12,757	-	-	-	-	12,757
Treasury stock issued upon option exercise	-	(40,036)	-	40,036	-	-	-
Balance, December 31, 2005	206	473,886	2,608,628	(2,405,558)	(76,303)	76,303	677,162
Net income	-	-	587,412	-	-	-	587,412
Deferred compensation activity	-	-	-	-	441	(441)	-
Purchase of common stock for treasury	-	-	-	(287,064)	(4,629)	4,629	(287,064)
Stock-based compensation	-	58,134	-	-	-	-	58,134
Tax benefit from stock options exercised and deferred compensation distributions	-	95,979	-	-	-	-	95,979
Stock option activity	-	20,451	-	-	-	-	20,451
Treasury stock issued upon option exercise	-	(63,012)	-	63,012	-	-	-
Balance, December 31, 2006	$ 206	$ 585,438	$ 3,196,040	$ (2,629,610)	$ (80,491)	$ 80,491	$ 1,152,074

See notes to consolidated financial statements

NVR, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash flows from operating activities:			
Net income	$ 587,412	$ 697,559	$ 523,204
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	14,158	10,690	8,858
Excess income tax benefit from exercise of stock options	(95,979)	-	-
Stock option compensation expense	58,134	-	-
Contract land deposit impairments	173,819	12,609	7,271
Gain on sales of loans	(72,700)	(62,279)	(52,858)
Gain (loss) on sale of fixed assets	8	(595)	-
Deferred tax (benefit) expense	(74,539)	(24,374)	1,249
Mortgage loans closed	(2,595,158)	(2,186,723)	(1,961,867)
Proceeds from sales of mortgage loans	2,658,879	2,176,475	1,962,184
Principal payments on mortgage loans held for sale	22,079	17,089	12,534
Net change in assets and liabilities:			
Decrease (increase) in inventories	60,359	(201,622)	(64,767)
Increase in contract land deposits	(31,000)	(198,211)	(119,951)
Decrease (increase) in receivables	28,013	(26,578)	(2,524)
(Decrease) increase in accounts payable, accrued expenses and customer deposits	(38,518)	327,932	163,690
(Decrease) increase in obligations under incentive plans	(20,510)	2,781	2,300
Other, net	8,506	(11,981)	(2,861)
Net cash provided by operating activities	682,963	532,772	476,462
Cash flows from investing activities:			
Purchase of property, plant and equipment	(23,431)	(18,670)	(9,761)
Proceeds from sales of mortgage servicing rights	-	-	25
Proceeds from the sale of property, plant and equipment	833	4,038	783
Acquisition, net of cash acquired	-	(7,465)	-
Net cash used by investing activities	(22,598)	(22,097)	(8,953)
Cash flows from financing activities:			
Purchase of treasury stock	(287,064)	(962,609)	(307,603)
Purchase of NVR common stock for deferred compensation plan	(4,629)	-	-
Net (repayments) borrowings under notes payable and credit lines	(106,509)	249,338	(44,056)
Excess income tax benefit from exercise of stock options	95,979	-	-
Exercise of stock options	20,451	12,757	19,296
Net cash used by financing activities	(281,772)	(700,514)	(332,363)
Net increase (decrease) in cash and cash equivalents	378,593	(189,839)	135,146
Cash and cash equivalents, beginning of year	177,526	367,365	232,219
Cash and cash equivalents, end of year	$ 556,119	$ 177,526	$ 367,365
Supplemental disclosures of cash flow information:			
Interest paid during the year	$ 21,000	$ 13,634	$ 12,490
Income taxes paid during the year, net of refunds	$ 430,773	$ 294,325	$ 275,563
Supplemental disclosures of non-cash activities:			
Change in net assets not owned, consolidated per FIN 46R	$ (28,408)	$ 33,666	$ 25,620
Tax benefit from stock-based compensation activity	$ 95,979	$ 94,460	$ 92,661

See notes to consolidated financial statements.

(dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NVR, Inc. ("NVR" or the "Company"), its wholly owned subsidiaries, certain partially owned entities, and variable interest entities of which the Company has determined that it is the primary beneficiary. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with original maturities of three months or less. The homebuilding segment had restricted cash of $3,464 at December 31, 2006, and $5,135 at December 31, 2005, which relate to customer deposits for certain home sales.

Homebuilding Inventory

Inventory is stated at the lower of cost or market value. Cost of lots and completed and uncompleted housing units represent the accumulated actual cost thereof. Field construction supervisors' salaries and related direct overhead expenses are included in inventory costs. Interest costs are not capitalized into inventory. Upon settlement, the cost of the units is expensed on a specific identification basis. Cost of manufacturing materials is determined on a first-in, first-out basis. Recoverability and impairment, if any, is primarily evaluated by analyzing sales of comparable assets.

Contract Land Deposits

NVR purchases finished lots under fixed price purchase agreements that require deposits that may be forfeited if NVR fails to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage of the purchase price of the finished lots. NVR maintains an allowance for losses on contract land deposits that it believes is sufficient to provide for losses in the existing contract land deposit portfolio. The allowance reflects management's judgment of the present loss exposure at the end of the reporting period, considering market and economic conditions, sales absorption and profitability within specific communities and terms of the various contracts.

During the years ended December 31, 2006, 2005 and 2004, the Company incurred pre-tax charges of approximately $174,000, $12,600 and $7,300, respectively, related to the impairment of contract land deposits. These impairment charges were recorded in cost of sales on the accompanying consolidated statements of income. The contract land deposit asset on the accompanying consolidated balance sheets is shown net of a $59,636 and $31,919 impairment valuation allowance at December 31, 2006, and 2005, respectively. The impairment valuation allowance in the 2005 consolidated balance sheet and consolidated statement of cash flows has been reclassified to conform to the 2006 presentation.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is based on the estimated useful lives of the assets using the straight-line method. Amortization of capital lease assets is included in depreciation expense. Model home furniture and fixtures are generally depreciated over a two-year period, office facilities and other equipment are depreciated over a period from three to ten years, manufacturing facilities are depreciated over periods of from five to forty years and property under capital leases is depreciated in a manner consistent with the Company's depreciation policy for owned assets.

Warranty/Product Liability Accruals

Warranty and product liability accruals are established to provide for estimated future expenses as a result of construction and product defects, product recalls and litigation incidental to NVR's business. Liability estimates are determined based on management judgment considering such factors as historical experience, the likely current cost of corrective action, manufacturers' and subcontractors' participation in sharing the cost of corrective action, consultations with third party experts such as engineers, and evaluations by the Company's General Counsel and other outside counsel retained to handle specific product liability cases.

Intangible Assets

Statement of Financial Accounting Standards ("SFAS") No. 142. *Goodwill and Other Intangible Assets*, requires goodwill, indefinite life intangibles, and reorganization value in excess of amounts allocable to identifiable assets ("excess reorganization value"), which are no longer subject to amortization, to be tested for impairment on an annual basis. The Company completed the annual assessment of impairment and determined that there is no impairment of goodwill, indefinite life intangibles, or excess reorganization value in the years ended December 31, 2006, 2005 and 2004.

Mortgage Loans Held for Sale, Derivatives and Hedging Activities

NVR originates several different loan products to its customers to finance the purchase of a home through its wholly-owned mortgage subsidiary. Those loan products include previously non-traditional loan products, such as interest-only loans, adjustable interest rate loans, negative amortization loans and loans with relatively high loan-to-value ("LTV") ratios, with up to a one hundred percent LTV. NVR sells all of the loans it originates into the secondary market typically within 30 days from origination. All of the loans that the Company originates, including non-traditional loan products, are underwritten to the standards and specifications of the ultimate investor. In addition, a substantial number of these previously nontraditional loans are underwritten and funded at closing directly by the ultimate investor. Insofar as the Company underwrites its originated loans to those standards, the Company bears no increased concentration of credit risk from the issuance of these non-traditional products, except in certain limited instances where first payment early default occurs. The Company employs a quality control department to ensure that its underwriting controls are effectively operating, and further assesses the underwriting function as part of its assessment of internal controls over financial reporting.

Mortgage loans held for sale are closed at fair value, and thereafter are carried at the lower of cost or market.

In the normal course of business, NVR's mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The

(dollars in thousands, except per share data)

commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by NVR. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the "lock-in" of rates by the borrower and the sale date of the loan to a broker/dealer. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, the Company enters into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments classified as derivatives. Both the rate lock commitments to borrowers and the forward sale contracts to broker/dealers are undesignated derivatives and, accordingly, are marked to market through earnings. NVR does not engage in speculative or trading derivative activities. At December 31, 2006, there were contractual commitments to extend credit to borrowers aggregating approximately $175,000, and open forward delivery sale contracts aggregating approximately $338,000.

Earnings per Share

The following weighted average shares and share equivalents are used to calculate basic and diluted EPS for the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Weighted average number of shares outstanding used to calculate basic EPS	5,644,068	6,320,852	6,472,607
Dilutive securities:			
Stock options	1,027,503	1,463,530	1,404,262
Weighted average number of shares and share equivalents outstanding used to calculate diluted EPS	6,671,571	7,784,382	7,876,869

Options issued under equity benefit plans to purchase 149,978, 4,250, and 37,827 shares of common stock were outstanding during the years ended December 31, 2006, 2005 and 2004, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. In addition, the 368,740 options outstanding under the 2005 Stock Option Plan, 9,055 options outstanding under the 1998 Directors' Long-Term Stock Option Plan, 14,423 options outstanding under the 1998 Management Long-Term Stock Option Plan, and 45,660 options outstanding under the 2000 Broadly-Based Stock Option Plan are considered performance-based compensation, and accordingly, have been excluded from the computation of diluted earnings per share because the performance target has not been achieved as of December 31, 2006, pursuant to the requirements of SFAS 128, *Earnings Per Share.*

Revenues-Homebuilding Operations

NVR builds single-family detached homes, townhomes and condominium buildings, which generally are produced on a pre-sold basis for the ultimate customer. In accordance with SFAS No. 66, "Accounting for Sales of Real Estate", revenues are recognized at the time the unit is settled and title passes to the customer, adequate cash payment has been received and there is no continued involvement. In situations where the buyer's financing is originated by NVRM and the buyer has not made an adequate initial or continuing investment as prescribed by SFAS No. 66, the profit on such settlement is deferred until the sale of the related loan to a third-party investor has been completed.

(dollars in thousands, except per share data)

Mortgage Banking Fees

Mortgage banking fees include income earned by NVR's mortgage banking subsidiaries for originating mortgage loans, servicing mortgage loans held on an interim basis, title fees, gains and losses on the sale of mortgage loans and mortgage servicing and other activities incidental to mortgage banking. Mortgage banking fees are generally recognized after the loan has been sold to an unaffiliated, third party investor.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Financial Instruments

Except as otherwise noted here, NVR believes that insignificant differences exist between the carrying value and the fair value of its financial instruments. The estimated fair value of NVR's 5% Senior Notes due 2010 as of December 31, 2006 and 2005 was $195,320 and $196,340, respectively. The estimated fair value is based on a quoted market price. The carrying value was $200,000 at December 31, 2006 and 2005.

Stock-Based Compensation

On January 1, 2006 (the "Effective Date"), the Company adopted Statement of Financial Accounting Standards ("SFAS") 123R, *Share-Based Payment*, which revised SFAS 123, *Accounting for Stock-Based Compensation* (see Note 9). Prior to fiscal year 2006 and the adoption of SFAS 123R, NVR followed the intrinsic value method in accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees.*

SFAS 123R requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option plans. The expense is based on the grant-date fair value of the options granted, and is recognized ratably over the requisite service period. NVR adopted SFAS 123R under the modified prospective method. Under the modified prospective method, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required Effective Date, as well as to the unvested portion of awards outstanding as of the required Effective Date. The Company's stock option programs are accounted for as equity awards.

Because NVR adopted SFAS 123R using the modified prospective basis, the prior periods have not been restated. The following table sets forth the effect on net income and basic and diluted earnings per share as if the Company had applied the fair value recognition provisions for its stock-based compensation arrangements for years ended December 31, 2005 and 2004:

(dollars in thousands, except per share data)

	Year Ended December 31,	
	2005	2004
Net income, as reported	$ 697,559	$ 523,204
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(31,893)	(23,411)
Pro forma net income	$ 665,666	$ 499,793
Earnings per share:		
Basic—as reported	$ 110.36	$ 80.83
Basic—pro forma	$ 105.31	$ 77.22
Diluted—as reported	$ 89.61	$ 66.42
Diluted—pro forma	$ 86.67	$ 64.44

Comprehensive Income

For the years ended December 31, 2006, 2005 and 2004, comprehensive income equaled net income; therefore, a separate statement of comprehensive income is not included in the accompanying financial statements.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 will be effective for the Company's fiscal year beginning January 1, 2007. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial results.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. SFAS 157 will be effective for the Company's fiscal year beginning January 1, 2008. The Company is currently reviewing the effect SFAS 157 will have on its financial statements upon adoption.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets," which provides an approach to simplify efforts to obtain hedge-like (offset) accounting by allowing the Company the option to carry mortgage servicing rights at fair value. This new Statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB SFAS No. 125," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for all separately recognized servicing assets and liabilities as of the beginning of an entity's fiscal year that begins after September 15, 2006, with earlier adoption permitted in certain circumstances. Because the Company does not retain the servicing rights when it sells its mortgage loans held for sale, the adoption of SFAS No. 156 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined

(dollars in thousands, except per share data)

Benefit Pension and Other Postretirement Plans, and amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires the Company to (a) recognize in its statement of financial position the overfunded or underfunded status of a defined postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (b) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period, (c) measure defined benefit plan assets and defined benefit plan obligations as of the date of the Company's statement of financial position, and (d) disclose additional information about certain effects on net periodic service costs and credits. SFAS 158 is effective for the Company effective December 31, 2006. SFAS 158 also requires measurement of plan assets and benefit obligations at the fiscal year end effective December 31, 2008. The adoption of SFAS 158 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission (SEC) Staff issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," which addresses how the effects of prior year uncorrected financial statement misstatements should be considered in current year financial statements. The SAB requires registrants to quantify misstatements using both balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relative quantitative and qualitative factors. The requirements of SAB No. 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

On November 29, 2006, the FASB ratified EITF Issue No. 06-8, "Applicability of the Assessment of a Buyer's Continuing Investment Under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums." EITF 06-8 states that the adequacy of the buyer's continuing investment under SFAS 66 should be assessed in determining whether to recognize profit under the percentage-of-completion method on the sale of individual units in a condominium project. This consensus could require that additional deposits be collected by developers of condominium projects that wish to recognize profit during the construction period under the percentage-of-completion method. EITF 06-8 is effective for the Company effective January 1, 2008. The Company does not expect that the adoption of EITF 06-8 will have a material impact on its financial statements.

2. Segment Information, Nature of Operations, and Certain Concentrations

NVR's homebuilding operations primarily construct and sell single-family detached homes, townhomes and condominium buildings under four tradenames: Ryan Homes, NVHomes, Fox Ridge Homes, and Rymarc Homes. The Ryan Homes, Fox Ridge Homes, and Rymarc Homes products are marketed primarily to first-time homeowners and first-time move-up buyers. The Ryan Homes product is sold in twenty-one metropolitan areas located in Maryland, Virginia, West Virginia, Pennsylvania, New York, North Carolina, South Carolina, Ohio, New Jersey, Delaware, Michigan and Kentucky. The Fox Ridge Homes product is sold solely in the Nashville, TN metropolitan area. The Rymarc Homes product is sold solely in the Columbia, SC metropolitan area. The NVHomes product is sold in the Washington, D.C., Baltimore, MD, Philadelphia, PA and Maryland Eastern Shore metropolitan areas, and is marketed primarily to move-up and up-scale buyers. NVR derived approximately 52% of its 2006 homebuilding revenues in the Washington, D.C. and Baltimore, MD metropolitan areas.

NVR's mortgage banking segment is a regional mortgage banking operation. Substantially all of the mortgage banking segment's loan closing activity is for NVR's homebuilding customers. NVR's mortgage banking business generates revenues primarily from origination fees, gains on sales of loans, and title fees. A substantial portion of the Company's mortgage operations is conducted in the Washington, D.C. and Baltimore, MD metropolitan areas.

Consistent with the principles and objectives of SFAS 131, the Company's following footnote disclosure includes four homebuilding reportable segments that aggregate geographically the Company's homebuilding operating segments, and the mortgage banking operations presented as a single reportable segment. The homebuilding reportable segments are comprised of operating divisions in the following geographic areas:

Homebuilding Mid Atlantic – Virginia, West Virginia, Maryland, and Delaware
Homebuilding North East - Eastern Pennsylvania and New Jersey
Homebuilding Mid East – Kentucky, Michigan, New York, Ohio and western Pennsylvania
Homebuilding South East – North Carolina, South Carolina and Tennessee

Homebuilding profit before tax includes all revenues and income generated from the sale of homes, less the cost of homes sold, selling, general and administrative expenses, and a corporate capital allocation charge. The corporate capital allocation charge eliminates in consolidation, is based on the segment's average net assets employed, and is charged using a consistent methodology in the years presented. The corporate capital allocation charged to the operating segment allows the Chief Operating Decision Maker to determine whether the operating segment's results are providing the desired rate of return after covering the Company's cost of capital. The Company records charges on contract land deposits when it is determined that it is probable that recovery of the deposit is impaired. For segment reporting purposes, impairments on contract land deposits are charged to the operating segment upon the determination to terminate a finished lot purchase agreement with the developer. Mortgage banking profit before tax consists of revenues generated from mortgage financing, title insurance and closing services, less the costs of such services and general and administrative costs. Mortgage banking operations are not charged a capital allocation charge.

In addition to the corporate capital allocation and contract land deposit impairments discussed above, the other reconciling items between segment profit and consolidated profit before tax include unallocated corporate overhead (including all management incentive compensation), consolidation adjustments and external corporate interest expense. NVR's overhead functions, such as accounting, treasury, human resources, land acquisition, etc., are centrally performed and the costs are not allocated to the Company's operating segments. Consolidation adjustments consist of such items necessary to convert the reportable segments' results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes, and are not allocated to the Company's operating segments. External corporate interest expense is primarily comprised of interest charges on the Company's outstanding Senior Notes and working capital line borrowings, and are not charged to the operating segments because the charges are included in the corporate capital allocation discussed above.

Following are tables presenting revenues, interest income, interest expense, depreciation and amortization, segment profit and segment assets for each reportable segment, with reconciliations to the amounts reported for the consolidated enterprise, where applicable:

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Revenues:			
Homebuilding Mid Atlantic	$ 3,825,960	$ 3,235,053	$ 2,623,308
Homebuilding North East	657,338	533,662	466,206
Homebuilding Mid East	965,626	944,070	793,976
Homebuilding South East	587,312	464,958	364,013
Mortgage Banking	97,888	84,604	72,219
Total Consolidated Revenues	$ 6,134,124	$ 5,262,347	$ 4,319,722

	Year Ended December 31,		
	2006	2005	2004
Profit:			
Homebuilding Mid Atlantic	$ 687,904	$ 863,210	$ 623,040
Homebuilding North East	64,246	66,944	64,130
Homebuilding Mid East	69,911	95,190	87,272
Homebuilding South East	79,948	52,199	36,958
Mortgage Banking	68,753	57,739	50,862
Total Segment Profit	970,762	1,135,282	862,262
Contract land deposit impairments	(27,717)	(9,950)	(6,000)
Stock compensation expense	(58,134)	-	-
Corporate capital allocation	184,908	149,247	110,769
Unallocated corporate overhead	(86,363)	(105,364)	(80,635)
Consolidation adjustments and other	(3,340)	(11,670)	(3,168)
Corporate interest expense	(17,145)	(13,126)	(11,223)
Reconciling items sub-total	(7,791)	9,137	9,743
Consolidated Income before Taxes	$ 962,971	$ 1,144,419	$ 872,005

	Year Ended December 31,		
	2006	2005	2004
Assets:			
Homebuilding Mid Atlantic	$ 873,260	$ 1,045,229	$ 720,554
Homebuilding North East	117,192	148,563	107,707
Homebuilding Mid East	137,113	147,249	129,783
Homebuilding South East	115,937	90,820	69,974
Mortgage Banking	188,891	205,560	147,652
Total Segment Assets	1,432,393	1,637,421	1,175,670
Assets not owned, consolidated per Fin 46R	276,419	275,306	89,924
Cash	551,738	170,090	362,458
Deferred taxes	169,901	97,511	73,191
Intangible assets	60,863	60,988	55,306
Consolidation adjustments and other	(17,506)	(3,647)	(551)
Reconciling items sub-total	1,041,415	600,248	580,328
Consolidated Assets	$ 2,473,808	$ 2,237,669	$ 1,755,998

	Year Ended December 31,		
	2006	2005	2004
Interest Income			
Mortgage Banking	$ 7,704	$ 5,014	$ 4,249
Total Segment Interest Income	7,704	5,014	4,249
Other unallocated interest income	2,639	2,471	1,151
Consolidated Interest Income	$ 10,343	$ 7,485	$ 5,400

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Interest Expense			
Homebuilding Mid Atlantic	$ 132,394	$ 102,256	$ 74,293
Homebuilding North East	19,605	15,925	11,518
Homebuilding Mid East	21,863	21,312	16,865
Homebuilding South East	12,324	10,437	8,804
Mortgage Banking	2,805	1,759	1,088
Total Segment Interest Expense	188,991	151,689	112,568
Corporate capital allocation	(184,908)	(149,247)	(110,769)
Senior note and other interest	17,145	13,126	11,223
Consolidated Interest Expense	$ 21,228	$ 15,568	$ 13,022

	Year Ended December 31,		
	2006	2005	2004
Depreciation and Amortization:			
Homebuilding Mid Atlantic	$ 7,410	$ 4,795	$ 4,051
Homebuilding North East	1,300	700	729
Homebuilding Mid East	2,192	2,117	1,832
Homebuilding South East	1,027	999	876
Mortgage Banking	436	553	467
Total Segment Depreciation and Amortization	12,365	9,164	7,955
Unallocated corporate	1,793	1,526	903
Consolidated Depreciation and Amortization	$ 14,158	$ 10,690	$ 8,858

	Year Ended December 31,		
	2006	2005	2004
Expenditures for Property and Equipment:			
Homebuilding Mid Atlantic	$ 13,355	$ 10,938	$ 4,768
Homebuilding North East	2,545	1,719	836
Homebuilding Mid East	3,483	2,065	2,412
Homebuilding South East	2,311	808	1,144
Mortgage Banking	612	448	513
Total Segment Expenditures for Property and Equipment	22,306	15,978	9,673
Unallocated corporate	1,125	2,692	88
Consolidated Expenditures for Property and Equipment	$ 23,431	$ 18,670	$ 9,761

3. Consolidation of Variable Interest Entities

Revised Interpretation No. 46 ("FIN 46R"), *Consolidation of Variable Interest Entities* requires the primary beneficiary of a variable interest entity to consolidate that entity on its financial statements. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the entity. Expected losses are the expected negative variability in the fair value of an entity's net assets, exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity's net assets, exclusive of its variable interests. As discussed below, NVR evaluates the provisions of FIN 46R as it relates to NVR's finished lot acquisition strategy.

NVR does not engage in the land development business. Instead, the Company typically acquires

(dollars in thousands, except per share data)

finished building lots at market prices from various development entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if NVR fails to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts, and typically range up to 10% of the aggregate purchase price of the finished lots. As of December 31, 2006, the Company controlled approximately 88,500 lots with deposits in cash and letters of credit totaling approximately $484,000 and $14,000, respectively. As of December 31, 2005, the Company controlled approximately 105,000 lots with deposits in cash and letters of credit totaling approximately $600,000 and $17,000, respectively.

This lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. NVR may, at its option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of its intent not to acquire the finished lots under contract. NVR's sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidating damage provisions contained within the purchase agreements. In other words, if NVR does not perform under a purchase agreement, NVR loses its deposit. NVR does not have any financial or specific performance guarantees, or completion obligations, under these purchase agreements. None of the creditors of any of the development entities with which NVR enters fixed price purchase agreements have recourse to the general credit of NVR. Except as described below, NVR also does not share in an allocation of either the profit earned or loss incurred by any of these entities with which NVR enters fixed price purchase agreements.

On a very limited basis, NVR also obtains finished lots using joint venture limited liability corporations ("LLC's"). All LLC's are structured such that NVR is a non-controlling member and is at risk only for the amount invested. NVR is not a borrower, guarantor or obligor on any of the LLC's debt. NVR enters into a standard fixed price purchase agreement to purchase lots from these LLC's.

At December 31, 2006, NVR had an aggregate investment in twelve separate LLC's totaling approximately $14,000, which controlled approximately 800 lots. At December 31, 2005, NVR had an aggregate investment in thirteen separate LLC's totaling approximately $15,000, which controlled approximately 1,000 lots. NVR recognizes its share of the earnings of the LLC's as a reduction of the cost basis of the lots at the time that the lot and related home is settled with an external customer. During the years ended December 31, 2006, 2005 and 2004, NVR reduced cost of sales by approximately $280, $287, and $369, respectively, which represented NVR's share of the earnings of the LLC's.

Forward contracts, such as the fixed price purchase agreements utilized by NVR to acquire finished lot inventory, are deemed to be "variable interests" under FIN 46R. Therefore, the development entities with which NVR enters fixed price purchase agreements, including the LLC's, are examined under FIN 46R for possible consolidation by NVR. NVR has developed a methodology to determine whether it, or conversely, the owner(s) of the applicable development entity is the primary beneficiary of a development entity. The methodology used to evaluate NVR's primary beneficiary status requires substantial management judgment and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the development entity's expected profits and losses and the cash flows associated with changes in the fair value of finished lots under contract. Although management believes that its accounting policy is designed to properly assess NVR's primary beneficiary status relative to its involvement with the development entities from which NVR acquires finished lots, changes to the probabilities and the cash flow possibilities used in NVR's evaluation could produce widely different conclusions regarding whether NVR is or is not a development entity's primary beneficiary.

The Company has evaluated all of its fixed price purchase agreements and LLC arrangements and has determined that it is the primary beneficiary of twenty-eight of those development entities with which the agreements and arrangements are held. As a result, at December 31, 2006, NVR has consolidated such

(dollars in thousands, except per share data)

development entities in the accompanying consolidated balance sheet. Where NVR deemed itself to be the primary beneficiary of a development entity created after December 31, 2003 and the development entity refused to provide financial statements, NVR utilized estimation techniques to perform the consolidation. The effect of the consolidation under FIN 46R at December 31, 2006 was the inclusion on the balance sheet of $276,419 as *Assets not owned, consolidated per FIN 46R* with a corresponding inclusion of $244,805 as *Liabilities related to assets not owned, consolidated per FIN 46R*, after elimination of intercompany items. Inclusive in these totals were assets of approximately $23,000 and liabilities of approximately $18,000 estimated for four development entities created after December 31, 2003 that did not provide financial statements.

At December 31, 2005, under FIN 46R, the Company evaluated all of its fixed price purchase agreements and LLC arrangements and determined that it was the primary beneficiary of thirty-five of those development entities with which the agreements and arrangements were held. As a result, at December 31, 2005, NVR had consolidated such development entities in the accompanying consolidated balance sheet. Of the thirty-five development entities, ten entities refused to provide financial statements, and NVR utilized estimation techniques to perform the consolidation. The effect of the consolidation under FIN 46R at December 31, 2005 was the inclusion on the balance sheet of $275,306 as *Assets not owned, consolidated per FIN 46R* with a corresponding inclusion of $215,284 as *Liabilities related to assets not owned, consolidated per FIN 46R*, after elimination of intercompany items. Inclusive in these totals were assets of approximately $39,000 and liabilities of approximately $34,000 for ten development entities created after December 31, 2003 that did not provide financial statements.

(dollars in thousands, except per share data)

Following is the consolidating schedule at December 31, 2006:

ASSETS	NVR, Inc. and Subsidiaries	FIN 46R Entities	Eliminations	Consolidated Total
Homebuilding:				
Cash and cash equivalents	$ 551,738	$ -	$ -	$ 551,738
Receivables	12,213	-	-	12,213
Homebuilding inventory	733,616	-	-	733,616
Property, plant and equipment, net	40,430	-	-	40,430
Reorganization value in excess of amount allocable to identifiable assets, net	41,580	-	-	41,580
Goodwill and intangibles, net	11,936	-	-	11,936
Contract land deposits	424,792	-	(22,622)	402,170
Other assets	216,460	-	(8,992)	207,468
	2,032,765	-	(31,614)	2,001,151
Mortgage banking assets:	196,238	-	-	196,238
FIN 46R Entities:				
Land under development	-	271,197	-	271,197
Other assets	-	5,222	-	5,222
	-	276,419	-	276,419
Total assets	$2,229,003	$ 276,419	$ (31,614)	$2,473,808
LIABILITIES AND SHAREHOLDERS' EQUITY				
Homebuilding:				
Accounts payable, accrued expenses and other liabilities	$ 539,159	$ -	$ -	$ 539,159
Customer deposits	165,354	-	-	165,354
Other term debt	3,080	-	-	3,080
Senior notes	200,000	-	-	200,000
	907,593	-	-	907,593
Mortgage banking liabilities:	169,336	-	-	169,336
FIN 46R Entities:				
Accounts payable, accrued expenses and other liabilities	-	13,926	-	13,926
Debt	-	163,974	-	163,974
Contract land deposits	-	46,723	(22,622)	24,101
Advances from NVR, Inc.	-	8,029	(8,029)	-
Minority interest	-	-	42,804	42,804
	-	232,652	12,153	244,805
Equity	1,152,074	43,767	(43,767)	1,152,074
Total liabilities and shareholders' equity	$2,229,003	$ 276,419	$ (31,614)	$2,473,808

(dollars in thousands, except per share data)

Following is the consolidating schedule at December 31, 2005:

ASSETS	NVR, Inc. and Subsidiaries	FIN 46R Entities	Eliminations	Consolidated Total
Homebuilding:				
Cash and cash equivalents	$ 170,090	$ -	$ -	$ 170,090
Receivables	40,562	-	-	40,562
Homebuilding inventory	793,975	-	-	793,975
Property, plant and equipment, net	31,096	-	-	31,096
Reorganization value in excess of amount allocable to identifiable assets, net	41,580	-	-	41,580
Goodwill and intangibles, net	12,061	-	-	12,061
Contract land deposits	567,611	-	(50,370)	517,241
Other assets	152,503	-	(9,652)	142,851
	1,809,478	-	(60,022)	1,749,456
Mortgage banking assets:	212,907	-	-	212,907
FIN 46R Entities:				
Land under development	-	260,676	-	260,676
Other assets	-	14,630	-	14,630
	-	275,306	-	275,306
Total assets	$2,022,385	$ 275,306	$ (60,022)	$2,237,669
LIABILITIES AND SHAREHOLDERS' EQUITY				
Homebuilding:				
Accounts payable, accrued expenses and other liabilities	$ 599,343	$ -	$ -	$ 599,343
Customer deposits	256,837	-	-	256,837
Other term debt	3,325	-	-	3,325
Senior notes	200,000	-	-	200,000
Notes Payable	103,000	-	-	103,000
	1,162,505	-	-	1,162,505
Mortgage banking liabilities:	182,718	-	-	182,718
FIN 46R Entities:				
Accounts payable, accrued expenses and other liabilities	-	7,880	(53)	7,827
Debt	-	153,337	-	153,337
Contract land deposits	-	50,370	(50,370)	-
Advances from NVR, Inc.	-	8,891	(8,891)	-
Minority interest	-	-	54,120	54,120
	-	220,478	(5,194)	215,284
Equity	677,162	54,828	(54,828)	677,162
Total liabilities and shareholders' equity	$2,022,385	$ 275,306	$ (60,022)	$2,237,669

(dollars in thousands, except per share data)

Under FIN 46R, an enterprise with an interest in a variable interest entity or potential variable interest entity created before December 31, 2003, is not required to apply FIN 46R to that entity if the enterprise, after making an "exhaustive effort", is unable to obtain the information necessary to perform the accounting required to consolidate the variable interest entity for which it is determined to be the primary beneficiary. At December 31, 2006 NVR has been unable to obtain the information necessary to perform the accounting required to consolidate eight separate development entities created before December 31, 2003 for which NVR determined it was the primary beneficiary. NVR has made, or has committed to make, aggregate deposits, totaling $9,328 to these eight separate development entities, with a total aggregate purchase price for the finished lots of approximately $80,000. The aggregate deposit made or committed to being made is NVR's maximum exposure to loss. As noted above, because NVR does not have any contractual or ownership interests in the development entities with which it contracts to buy finished lots (other than the limited use of the LLC's as discussed above), NVR does not have the ability to compel these development entities to provide financial or other data. Because NVR has no ownership rights in any of these eight development entities, the consolidation of such entities has no impact on NVR's net income or earnings per share for the years ended December 31, 2006, 2005 and 2004. Aggregate activity with respect to the eight development entities is included in the following table:

	December 31,		
	2006	2005	2004
Finished lots purchased - dollars	$ 15,697	$ 5,114	$ 3,303
Finished lots purchased – units	109	58	50

4. Related Party Transactions

During 2006, 2005, and 2004, NVR purchased, at market prices, developed lots from Elm Street Development, a company that is controlled by a member of the NVR Board of Directors (the "Board"). These transactions were approved by a majority of the independent members of the Board. Purchases from Elm Street Development totaled approximately $50,000, $29,000, and $8,200 during 2006, 2005 and 2004, respectively. NVR expects to purchase the majority of the remaining lots under contract at December 31, 2006 over the next three years for an aggregate purchase price of approximately $85,000.

5. Property, Plant and Equipment, net

	December 31,	
	2006	2005
Homebuilding:		
Office facilities and other	$ 14,592	$ 11,416
Model home furniture and fixtures	32,731	23,385
Manufacturing facilities	24,889	21,944
Property under capital leases	4,005	4,005
	76,217	60,750
Less: accumulated depreciation	(35,787)	(29,654)
	$ 40,430	$ 31,096
Mortgage Banking:		
Office facilities and other	$ 3,843	$ 3,382
Less: accumulated depreciation	(2,675)	(2,379)
	$ 1,168	$ 1,003

Certain property, plant and equipment listed above is collateral for certain debt of NVR as more fully described in Note 6.

(dollars in thousands, except per share data)

6. Debt

	December 31, 2006	December 31, 2005
Homebuilding:		
Working capital revolving credit (a)	$ -	$ 103,000
Other term debt:		
Capital lease obligations due in monthly installments through 2016 (b)	$ 3,080	$ 3,325
Senior notes (c)	$ 200,000	$ 200,000
Mortgage Banking:		
Mortgage warehouse revolving credit (d)	$ 153,552	$ 156,816

(a) The Company, as borrower, has available an unsecured working capital revolving credit facility (the "Facility"). During 2006, the Company increased the available borrowings under the Facility to $600,000 from $400,000. The Facility's available borrowings are subject to certain borrowing base limitations. The Facility is generally available to fund working capital needs of NVR's homebuilding segment. Up to $150,000 of the Facility is currently available for issuance in the form of letters of credit, of which $22,320 and $26,412 were outstanding at December 31, 2006 and 2005, respectively. The Facility expires in December 2010 and outstanding amounts bear interest at either (i) the prime rate or (ii) the London Interbank Offering Rate ("LIBOR") plus Applicable Margin as defined within the Facility. The weighted-average interest rate for the amounts outstanding under the Facility was 5.9% during both 2006 and 2005. At December 31, 2006, there were no borrowing base limitations reducing the amount available to the Company for borrowings.

The Facility contains various affirmative and negative covenants. The negative covenants include among others, certain limitations on transactions involving the creation of guarantees, sale of assets, acquisitions, mergers, investments and land purchases. Additional covenants include (i) a minimum adjusted consolidated tangible net worth requirement, (ii) a maximum leverage ratio requirement, and (iii) an interest coverage ratio requirement. These covenants restrict the amount in which the Company would be able to pay in dividends each year. The Company is also subject to borrowing base restrictions if the Company's senior debt rating falls below investment grade. At December 31, 2006 NVR was in compliance with all covenants under the Facility.

(b) The capital lease obligations have fixed interest rates ranging from 5.1% to 13.0% and are collateralized by land, buildings and equipment with a net book value of approximately $1,424 and $1,655 at December 31, 2006 and 2005, respectively.

The following schedule provides future minimum lease payments under all capital leases together with the present value as of December 31, 2006:

Years ending December 31,	
2007	$ 529
2008	614
2009	637
2010	645
2011	645
Thereafter	2,013
	5,083
Amount representing interest	(2,003)
	$ 3,080

(dollars in thousands, except per share data)

(c) On January 20, 1998, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to $400,000 of the Company's debt securities (the "1998 Shelf Registration"). The 1998 Shelf Registration statement was declared effective on February 27, 1998 and provides that securities may be offered from time to time in one or more series, and in the form of senior or subordinated debt.

On June 17, 2003, NVR completed an offering, at par, for $200,000 of 5% Senior Notes due 2010 (the "Notes") under the 1998 Shelf Registration. The Notes mature on June 15, 2010 and bear interest at 5%, payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2003. The Notes are general unsecured obligations and rank equally in right of payment with all of NVR's existing and future unsecured senior indebtedness and indebtedness under NVR's existing credit facility. The Notes are senior in right of payment to any future subordinated indebtedness that NVR may incur. The Company may redeem the Notes, in whole or in part, at any time upon not less than 30 nor more than 60 days notice at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed, or (b) the discounted present value of the remaining scheduled payments of the Notes to be redeemed, plus, in each case, accrued and unpaid interest. The indenture governing the Notes has, among other items, limitations on the incurrence of secured debt, restrictions on sale and leaseback transactions, and conditions related to mergers and/or the sale of assets. Upon completion of the 2003 Notes offering, we had $55,000 remaining available for issuance under the 1998 Shelf Registration.

On May 27, 2004, NVR filed a shelf registration statement with the SEC to register up to $1,000,000 for future offer and sale of debt securities, common shares, preferred shares, depositary shares representing preferred shares and warrants (the "2004 Shelf Registration"). The SEC declared the 2004 Shelf Registration effective on June 15, 2004. NVR expects to use the proceeds received from future offerings issued under the 2004 Shelf Registration for general corporate purposes. As of December 31, 2006, no amounts have been issued under the 2004 Shelf Registration. This discussion of the 2004 Shelf Registration and the 1998 Shelf Registration does not constitute an offer of any securities for sale.

(d) The mortgage warehouse facility ("Mortgage Warehouse Revolving Credit") of NVR Mortgage Finance, Inc. ("NVRM") currently has a borrowing limit of $175,000 at December 31, 2006. The Revolving Credit Agreement is used to fund its mortgage origination activities. The interest rate under the Mortgage Warehouse Revolving Credit agreement is either: (i) LIBOR plus 1.0%, or (ii) 1.125% to the extent that NVRM provides compensating balances. The weighted-average interest rates for amounts outstanding under the Mortgage Warehouse Revolving Credit facility were 5.0% and 4.4% during 2006 and 2005, respectively. The average interest rate for amounts outstanding at December 31, 2006 was 4.8%. Mortgage loans collateralize the Mortgage Warehouse Revolving Credit borrowings. The Mortgage Warehouse Revolving Credit facility is annually renewable and currently expires in August 2007.

The Mortgage Warehouse Revolving Credit agreement includes, among other items, covenants restricting NVRM from incurring additional borrowings and making intercompany dividends and tax payments. In addition, NVRM is required to maintain a minimum net worth of $14,000. As of December 31, 2006, there were no borrowing base limitations reducing the amount available to NVRM for borrowing. The Company was in compliance with all covenants under the Mortgage Warehouse Revolving Credit agreement at December 31, 2006.

(dollars in thousands, except per share data)

Maturities with respect to all notes payable, revolving and repurchase credit facilities, other term debt, and the Notes as of December 31, 2006 are as follows:

Years ending December 31,	
2007	$ 153,682
2008	245
2009	302
2010	200,353
2011	402
Thereafter	1,648
Total	$ 356,632

The $153,682 maturing in 2007 includes $153,552 of borrowings under the Mortgage Warehouse Revolving Credit facility. The $200,353 maturing during 2010 includes $200,000 of Senior Notes maturing in June 2010.

7. Common Stock

There were 5,517,527 and 5,628,158 common shares outstanding at December 31, 2006 and 2005, respectively. As of December 31, 2006, NVR had reacquired a total of approximately 19,971,000 shares of NVR common stock at an aggregate cost of approximately $2,912,000 since December 31, 1993. The Company repurchased 481,141; 1,269,050 and 674,694 shares at an aggregate purchase price of approximately $287,064, $962,609, and $307,603 during 2006, 2005 and 2004, respectively.

There have been approximately 4,886,000 common shares reissued from the treasury in satisfaction of employee benefit obligations and stock option exercises. Since 1999, the Company issues shares from the treasury for all stock option exercises. The Company issued 370,510, 318,199 and 464,520 such shares during 2006, 2005 and 2004, respectively.

8. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Current:			
Federal	$ 373,866	$ 386,712	$ 288,069
State	74,691	81,288	61,503
Deferred:			
Federal	(61,294)	(17,669)	(632)
State	(11,704)	(3,471)	(139)
	$ 375,559	$ 446,860	$ 348,801

In addition to amounts applicable to income before taxes, the following income tax benefits were recorded in shareholders' equity:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Income tax benefits arising from compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	$ 95,979	$ 94,460	$ 92,661

(dollars in thousands, except per share data)

Deferred income taxes on NVR's consolidated balance sheets are comprised of the following:

	December 31, 2006	December 31, 2005
Deferred tax assets:		
Other accrued expenses and contract land deposit reserve	$ 105,350	$ 52,384
Deferred compensation	32,331	30,916
Stock option expense	18,194	-
Uniform capitalization	11,307	12,377
Other	8,426	5,665
Total deferred tax assets	175,608	101,342
Less: deferred tax liabilities	3,049	3,322
Net deferred tax position	$ 172,559	$ 98,020

Deferred tax assets arise principally as a result of various accruals required for financial reporting purposes and deferred compensation, which are not currently deductible for tax return purposes. In January 2007, the United States Congress began consideration of a bill that would amend Section 162(m) of the Internal Revenue Code. The bill may change the definition of "covered employee" as it pertains to distributions received from deferred compensation plans after separation of service. If this bill is passed in its current form and subsequently signed into law, the Company would be required to write-off approximately $27,000 of deferred tax assets recorded on its consolidated balance sheet at December 31, 2006. The write-off would occur in the period that the bill is passed. The Company can provide no assurance on the outcome of this matter.

Management believes that the Company will have sufficient available carry-backs and future taxable income to make it more likely than not that the net deferred tax assets will be realized. Federal taxable income was approximately $839,375 and $879,708 for the years ended December 31, 2006 and 2005.

A reconciliation of income tax expense in the accompanying statements of income to the amount computed by applying the statutory Federal income tax rate of 35% to income before taxes is as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Income taxes computed at the Federal statutory rate	$ 337,040	$ 400,547	$ 305,202
State income taxes, net of Federal income tax benefit	43,491	53,501	42,521
Other, net	(4,972)	(7,188)	1,078
	$ 375,559	$ 446,860	$ 348,801

The Company's effective tax rate in 2006, 2005 and 2004 was 39.0%, 39.0% and 40.0%, respectively. The lower effective tax rates in 2006 and 2005 is primarily due to the favorable tax impact of the new Internal Revenue Code Section 199 domestic manufacturing deduction established by the American Jobs Creation Act of 2004.

(dollars in thousands, except per share data)

9. Stock Option, Profit Sharing and Deferred Compensation Plans

Stock Option Plans

NVR's stock option plans provide for the granting of stock options to certain key employees and Board members of the Company to purchase shares of common stock. The exercise price of options granted is equal to the market value of the Company's common stock on the date of grant. Options are granted for a ten-year term, and vest in separate tranches over periods of 6 to 9 years, depending upon the plan from which the shares were granted. For options granted prior to May 2005, vesting was predicated solely on continued employment over a long-term vesting schedule ("service-only" options). For options granted in May 2005 and thereafter, option vesting is contingent first on the Company achieving an aggregate four-year diluted earnings per share target, and if that target is met, then on continued employment over a five year period subsequent to the conclusion of the performance period ("performance condition" options). At December 31, 2006, there is an aggregate of 2,682,518 options outstanding, and an additional 406,621 options available to grant, under existing stock option plans.

The following is a summary description of each of the Company's stock option plans for any plan with options outstanding at December 31, 2006:

- Under the 1994 Management Incentive Plan (the "1994 Incentive Plan"), executive officers and other employees of the Company were eligible to receive stock options (the "1994 NVR Share Options") and performance shares (the "1994 Performance Shares"). There were 48,195 1994 NVR Share Options and 1,124,929 1994 Performance Shares authorized for grant under the 1994 Incentive Plan. All 1994 NVR Share Options were granted at an exercise price equal to the fair market value of the Company's Shares on the date of grant. The 1994 NVR Share Options expire 10 years after the dates upon which they were granted, and were fully vested as of December 31, 1999. All 1,124,929 1994 Performance Shares had been granted to employees and were vested as of December 31, 1999.

- During 1996, the Company's shareholders approved the Board of Directors' adoption of the Management Long-Term Stock Option Plan (the "1996 Option Plan"). There are 2,000,000 non-qualified stock options ("Options") authorized under the Management Long Term Stock Option Plan. All Options were granted at an exercise price equal to the fair market value of the Company's Shares on the date of grant. The Options expire 10 years after the dates upon which they were granted, and vest annually in one-third increments beginning on December 31, 2000, or later depending on the date of grant, with vesting contingent upon continued employment.

- During 1999, the Company's shareholders approved the Board of Directors' adoption of the 1998 Management Long-Term Stock Option Plan (the "1998 Option Plan"). There are 1,000,000 non-qualified stock options ("Options") authorized under the 1998 Option Plan. All Options were granted at an exercise price equal to the fair market value of the Company's Shares on the date of grant. The Options expire 10 years after the dates upon which they were granted. Options granted under the 1998 Option Plan prior to 2003 vest annually in one-third increments beginning on December 31, 2003, or later depending on the date of grant, with vesting contingent upon continued employment. Options granted after 2002 generally vest in 25% increments beginning on December 31, 2006, or later depending on the date of grant, with vesting contingent upon continued employment. Additionally, all Options granted after July 2005 are subject to a performance target

(dollars in thousands, except per share data)

based on growth in earnings per share as discussed in further detail in the 2005 Stock Option Plan below.

- During 1999, the Company's shareholders approved the Board of Directors' adoption of the 1998 Directors' Long Term Stock Option Plan (the "1998 Directors' Plan"). There were 150,000 options ("Options") to purchase shares of common stock authorized for grant to the Company's outside directors under the 1998 Directors' Plan. All Options are granted at an exercise price equal to the fair market value of the Company's Shares on the date of grant. The Options were granted for a 10-year period and vest annually in twenty-five percent (25%) increments beginning on either December 31, 2002 or December 31, 2006 (or later), as determined by the date of grant. Options granted after June 2005 are subject to a performance target based on growth in earnings per share as discussed in further detail in the 2005 Stock Option Plan below. If the performance target is satisfied, these Options will become exercisable as to twenty-five percent of the underlying shares on each of December 31, 2010, 2011, 2012 and 2013, respectively, based on continued service by the director.

- During 2000, the Board approved the 2000 Broadly-Based Stock Option Plan (The "2000 Plan"). The Company did not seek approval from its shareholders for the 2000 Plan. There are 2,000,000 non-qualified stock options ("Options") authorized under the 2000 Plan. All Options are granted at an exercise price equal to the fair market value of the Company's Shares on the date of grant. Grants under the 2000 Plan are available to both employees and members of the Board. The distribution of Options to key employees and members of the board, in aggregate, are limited to 50% or less of the total options authorized under the 2000 Plan. Options granted under the 2000 Plan will expire 10 years from the date of grant, and generally vest annually in 25% increments beginning on December 31, 2006, or later depending on the date of grant, with vesting contingent upon continued employment. Additionally, all Options granted after July 2005 are subject to a performance target based on growth in earnings per share as discussed in further detail in the 2005 Stock Option Plan below.

- During 2005, the Company's shareholders approved the Board of Directors' adoption of the 2005 Stock Option Plan (The "2005 Plan"). There are 500,000 non-qualified stock options ("Options") authorized under the 2005 Plan. All Options under the Plan will be granted at the fair market value underlying the Shares at the date of grant and are subject to two vesting conditions. The first vesting condition requires that the Company satisfy a performance target based on growth in earnings per share ("EPS Target") as of December 31, 2008. The EPS Target has been set at a level that reflects a growth rate in diluted earnings per share of ten percent per year for four years, based on NVR's 2004 diluted earnings per share of $66.42. The aggregate EPS Target is $339.00 per share, the measurement of which is based on the sum of the actual diluted earnings per share results for the four annual periods ending December 31, 2005 through 2008. All Options granted will be cancelled if the EPS Target is not met. Secondly, if the EPS Target is met, Options will vest in 25% annual increments beginning December 31, 2010, or later, depending on the date of grant and based on continued employment.

(dollars in thousands, except per share data)

The following table provides additional information relative to NVR's stock option plans:

	Year Ended December 31, 2006			
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)	Aggregate Intrinsic Value
Stock Options				
Outstanding at beginning of period	3,085,019	$ 265.05		
Granted	63,038	651.11		
Exercised	370,510	55.20		
Forfeited or expired	95,029	358.20		
Outstanding at end of period	2,682,518	$ 299.81	5.18	$ 925,978
Exercisable at end of period	703,879	$ 149.55	3.76	$ 348,737

To estimate the grant-date fair value of its stock options, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, the Company uses a U.S. Treasury Strip due in a number of years equal to the option's expected term. NVR has concluded that its historical exercise experience is the best estimate of future exercise patterns to determine an option's expected term. To estimate expected volatility, NVR analyzed the historic volatility of its common stock. The fair value of the options granted were estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions:

	2006	2005	2004
Estimated option life	8.72 years	8.82 years	10 years
Risk free interest rate (range)	4.46% - 5.24%	3.84%	4.68%
Expected volatility (range)	32.01% - 34.00%	34.15%	39.06%
Expected dividend rate	0.00%	0.00%	0.00%
Weighted average grant-date fair value per share of options granted	$ 331.73	$ 370.03	$ 289.81

Compensation cost for "service-only" option grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). Compensation cost for "performance condition" option grants is recognized on a straight-line basis over the requisite service period for each vesting tranche of the award as if the award was, in substance, multiple awards (graded vesting attribution method). Of the 2,682,518 options outstanding at December 31, 2006, 2,244,640 vest solely based on a service condition, and 437,878 vest based on a combined performance and service condition. Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation. NVR has concluded that its historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. The impact on compensation costs due to changes in the expected forfeiture rate will be recognized in the period that they become known.

(dollars in thousands, except per share data)

The effect of adopting SFAS 123R on the year ended December 31, 2006 is as follows:

	December 31, 2006
Total pre-tax stock-based compensation	$ 58,134
Total stock-based compensation, net of tax	37,982
Effect on basic earnings per share	6.73
Effect on diluted earnings per share	5.69

As of December 31, 2006, the total unrecognized compensation cost for outstanding unvested stock option awards equals approximately $232,000, net of estimated forfeitures, and the weighted-average period over which the unrecognized compensation will be recorded is equal to approximately 4.85 years.

The Company settles option exercises by issuing shares of treasury stock to option holders. Shares are relieved from the treasury account based on the weighted average cost of treasury shares acquired. During the years ended December 31, 2006, 2005 and 2004, options to purchase shares of the Company's common stock of 370,510, 318,199 and 464,520 were exercised. Information with respect to the exercised options is as follows:

	2006	2005	2004
Aggregate exercise proceeds	$ 20,451	$ 16,726	$ 19,296
Aggregate intrinsic value on exercise dates	$ 241,693	$ 232,725	$ 228,622

The Company has elected the alternative transition method pursuant to FASB Staff Position SFAS 123R-3 to establish the beginning balance of the additional paid-in capital pool available to absorb any future write-offs of deferred tax benefits associated with stock-based compensation.

Profit Sharing Plans

NVR has a trustee-administered, profit sharing retirement plan (the "Profit Sharing Plan") and an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. The Profit Sharing Plan and the ESOP provide for annual discretionary contributions in amounts as determined by the NVR Board of Directors (the "Board"). The combined plan contribution for the years ended December 31, 2006, 2005 and 2004 was $13,535, $15,370 and $12,488, respectively. The ESOP purchased approximately 18,000 shares of NVR common stock in the open market for each of the 2006 and 2005 plan year contributions, respectively, using cash contributions provided by the Company. As of December 31, 2006, all shares held by the ESOP have been allocated to participants' accounts. The 2006 plan year contribution was funded and fully allocated to participants in February 2007.

Deferred Compensation Plans

The Company has two deferred compensation plans ("Deferred Comp Plan"). The specific purpose of the Deferred Comp Plan is to i) establish a vehicle whereby named executive officers may defer the receipt of salary and bonus that otherwise would be nondeductible for company tax purposes into a period where the Company would realize a tax deduction for the amounts paid, and ii) to enable certain of our employees who are subject to the Company's stock holding requirements to acquire shares of our common stock on a pre-tax basis in order to more quickly meet, and maintain compliance with those stock holding requirements. Amounts deferred into the Deferred Comp Plan are invested in NVR common stock, held in a rabbi trust account, and are paid out in a fixed number of shares upon expiration of the deferral period.

(dollars in thousands, except per share data)

The rabbi trust account held 547,911 and 547,697 shares of NVR common stock as of December 31, 2006 and 2005, respectively. During 2006, 6,326 shares of NVR common stock were issued from the rabbi trust related to deferred compensation for which the deferral period ended. There were 6,540 shares of NVR common stock contributed to the rabbi trust in 2006. Shares held by the Deferred Comp Plan are treated as outstanding shares in the Company's earnings per share calculation for each of the years ended December 31, 2006, 2005 and 2004.

10. Commitments and Contingent Liabilities

NVR is committed under multiple non-cancelable operating leases involving office space, model homes, manufacturing facilities, automobiles and equipment. Future minimum lease payments under these operating leases as of December 31, 2006 are as follows:

Years ended December 31,	
2007	$ 27,695
2008	20,898
2009	16,286
2010	11,494
2011	7,671
Thereafter	30,083
	$ 114,127

Total rent expense incurred under operating leases was approximately $49,506, $39,033 and $30,223 for the years ended December 31, 2006, 2005 and 2004, respectively.

NVR is not in the land development business. The Company purchases finished lots under fixed price purchase agreements, which require deposits, which may be forfeited if the Company fails to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots. This lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. The Company generally seeks to maintain control over a supply of lots believed to be suitable to meet its five year business plan. At December 31, 2006, assuming that contractual development milestones are met, NVR is committed to placing additional forfeitable deposits with land developers under existing lot option contracts of approximately $134,000.

During the ordinary course of operating the mortgage banking and homebuilding businesses, NVR is required to enter into bond or letter of credit arrangements with local municipalities, government agencies, or land developers to collateralize its obligations under various contracts. NVR had approximately $36,000 (including $22,320 for letters of credit as described in Note 6(a) herein) of contingent obligations under such agreements as of December 31, 2006. NVR believes it will fulfill its obligations under the related contracts and does not anticipate any material losses under these bonds or letters of credit.

The following table reflects the changes in the Company's warranty reserve for the following (see Note 1 herein for further discussion of warranty/product liability reserves):

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Warranty reserve, beginning of year	$ 60,112	$ 42,319	$ 35,324
Provision	57,222	62,598	38,178
Payments	(47,159)	(44,805)	(31,183)
Warranty reserve, end of year	$ 70,175	$ 60,112	$ 42,319

(dollars in thousands, except per share data)

NVR and its subsidiaries are also involved in litigation arising from the normal course of business. In the opinion of management, and based on advice of legal counsel, this litigation is not expected to have any material adverse effect on the financial position or results of operations of NVR.

In 2006 and 2005, NVR received requests for information pursuant to Section 308(a) of the Clean Water Act (the "Act") from Regions 3 and 4 of the United States Environmental Protection Agency (the "EPA"). The requests sought information regarding the Company's storm water management discharge practices in North Carolina, Pennsylvania, Maryland and Virginia during the homebuilding construction process. NVR has either provided the EPA with information in response to each of its requests, or is working with the EPA to provide the requested information. Additionally, in 2005, the EPA notified the Company of alleged storm water management violations under the Act at a homebuilding site in Pennsylvania, and that the Company may potentially be subject to administrative fines of up to $157 for the alleged violations. The Company has completed its building activity at the homebuilding site alleged to be in violation. NVR cannot predict the outcome of the EPA's review of our storm water management practices. Further, it is not known at this time whether the EPA will seek to take legal action or impose penalties in connection with the alleged violation at the construction site in Pennsylvania.

11. Acquisition

During January 2005, NVR acquired substantially all of the assets of Marc Homebuilders, Inc. ("Marc"), a homebuilder in Columbia, South Carolina for $7,600 in cash. Marc settled approximately 230 homes during 2004 under the Rymarc trade name, generating approximately $27,000 in revenue. The Company has recorded in the consolidated balance sheet certain indefinite and definite life intangible assets in an amount equal to the excess of the purchase price over the fair value of the net assets acquired. In 2005, certain post-closing performance benchmarks were met and an additional payment of $1,500 was paid to Marc and was recorded as an increase to goodwill at December 31, 2005.

12. Quarterly Results (unaudited)

The following table sets forth unaudited selected financial data and operating information on a quarterly basis for the years ended December 31, 2006 and 2005.

	Year Ended December 31, 2006			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues-homebuilding operations	$ 1,183,742	$ 1,722,797	$ 1,528,964	$ 1,600,733
Gross profit – homebuilding operations	$ 322,703	$ 418,614	$ 290,293	$ 303,361
Mortgage banking fees	$ 20,913	$ 26,131	$ 24,447	$ 26,397
Net income	$ 132,560	$ 190,352	$ 129,333	$ 135,167
Diluted earnings per share	$ 19.48	$ 28.08	$ 19.63	$ 20.86
Contracts for sale, net of cancellations (units)	3,633	4,204	2,378	3,002
Settlements (units)	2,986	4,297	3,854	4,002
Backlog, end of period (units)	8,957	8,864	7,388	6,388
Loans closed	$ 736,782	$ 1,123,461	$ 986,677	$ 1,071,286

(dollars in thousands, except per share data)

	Year Ended December 31, 2005			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues-homebuilding operations	$ 939,252	$ 1,257,248	$ 1,350,465	$ 1,630,778
Gross profit – homebuilding operations	$ 259,705	$ 349,964	$ 380,028	$ 450,016
Mortgage banking fees	$ 14,180	$ 20,441	$ 22,557	$ 27,426
Net income	$ 117,930	$ 167,649	$ 189,443	$ 222,537
Diluted earnings per share	$ 14.38	$ 21.42	$ 24.33	$ 30.29
Contracts for sale, net of cancellations (units)	3,312	4,829	2,897	3,615
Settlements (units)	2,615	3,416	3,576	4,180
Backlog, end of period (units)	8,141	9,554	8,875	8,310
Loans closed	$ 614,492	$ 857,821	$ 867,864	$ 1,047,941

Exhibit 10.33

NVR, Inc.
Summary of the 2007 Named Executive Officer Annual Incentive Compensation Plan

The following is a description of NVR, Inc.'s ("NVR" or the "Company") 2007 annual incentive compensation plan (the "Bonus Plan"). The Bonus Plan is not set forth in a formal written document, and therefore NVR is providing this description of the plan pursuant to Item 601(b)(10)(iii) of Regulation S-K.

All of NVR's named executive officers; Dwight C. Schar (Chairman of the Board of NVR), Paul C. Saville (President and Chief Executive Officer of NVR), William J. Inman (President of NVRM), Dennis M. Seremet (Vice President, Chief Financial Officer and Treasurer of NVR) and Robert W. Henley (Vice President and Controller of NVR) participate in the Bonus Plan, with the exception of Mr. Schar, who requested that his bonus opportunity for 2007 be reduced to $0. The named executive officers can earn no more than 100% of their base salary as a bonus award. Under the Bonus Plan, the annual bonus opportunity for Mr. Saville, Mr. Seremet and Mr. Henley will be based 80% upon NVR's consolidated pre-tax profit (before consolidated annual bonus and stock-based compensation expense but after all other charges) and 20% based on the number of new orders (net of cancellations) that the Company generates compared to the consolidated pre-tax profit and new orders within the Company's 2007 annual business plan. The new orders measure was added for 2007 to properly focus the Company's named executive officers on driving new orders during the downturn currently being experienced in the homebuilding industry. Mssrs. Saville and Seremet begin to earn the consolidated pre-tax profit portion of their annual bonus award once the target is at least 100% attained. The full amount of the consolidated pre-tax profit portion of their annual bonus award is earned ratably from 100% up to 105% of the target attainment. Mssrs. Saville and Seremet begin to earn the new orders unit portion of their annual bonus award once the target is at least 85% attained. The full amount of the new orders unit portion of their annual bonus award is earned ratably from 85% up to 100% of the target attainment. Mr. Henley begins to earn the consolidated pre-tax profit portion of his annual bonus award once the target is at least 80% attained. The full amount of the consolidated pre-tax profit portion of his annual bonus award is earned ratably from 80% up to 105% of the target attainment. Mr. Henley begins to earn the new orders unit portion of his annual bonus award once the target is at least 85% attained. The full amount of the new orders unit portion of his annual bonus award is earned ratably from 85% up to 100% of the financial target attainment.

Mr. Inman's annual bonus opportunity will be based 55% upon NVR's mortgage banking operations pre-tax profit (before annual bonus expense, stock-based compensation expense and certain corporate overhead cost allocations), 25% upon return on invested capital in the mortgage operations and 20% based on the Company's new orders (net of cancellations). Mr. Inman begins to earn the mortgage banking pre-tax profit and return on invested capital portions of his annual bonus award once the target is at least 100% attained. The full amount of the mortgage banking pre-tax profit and return on invested capital portions of his annual bonus award is earned ratably from 100% up to 105% of the target attainment. Mr. Inman begins to earn the new orders unit portion of his annual bonus award once the target is at least 85% attained. The full amount of the new orders unit portion of his annual bonus award is earned ratably from 85% up to 100% of the target attainment.

EXHIBIT 21

NVR, Inc. Subsidiaries

Name of Subsidiary	State of Incorporation or Organization
NVR Mortgage Finance, Inc.	Virginia
NVR Settlement Services, Inc.	Pennsylvania
RVN, Inc.	Delaware
NVR Services, Inc.	Delaware
NVR Funding II, Inc.	Delaware
NVR Funding III, Inc.	Delaware

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NVR, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-69754) on Form S-8 (for the NVR, Inc. Directors' Long-Term Incentive Plan), the registration statement (No. 33-69756) on Form S-8 (for the NVR, Inc. Management Equity Incentive Plan), the registration statement (No. 33-69758) on Form S-8 (for the NVR, Inc. Equity Purchase Plan), the registration statement (No. 33-87478) on Form S-8 (for the NVR, Inc. 1994 Management Equity Incentive Plan), the registration statement (No. 333-04975) on Form S-8 (for the NVR, Inc. Management Long-Term Stock Option Plan), the registration statement (No. 333-29241) on Form S-8 (for the Profit Sharing Plan of NVR, Inc. and Affiliated Companies), the registration statement (No. 333-04989) on Form S-8 (for the NVR, Inc. Directors' Long-Term Stock Option Plan), the registration statement (No. 33-69436) on Form S-3, the registration statement (No. 333-44515) on Form S-3 (for a universal shelf registration for senior or subordinated debt in an amount up to $400 million), the amended registration statement (No. 333-44515) on Form S-3A (for a universal shelf registration for senior or subordinated debt in an amount up to $400 million), the registration statement (No. 333-79949) on Form S-8 (for the NVR, Inc. 1998 Directors' Long-Term Stock Option Plan), the registration statement (No. 333-79951) on Form S-8 (for the NVR, Inc. 1998 Management Stock Option Plan), the registration statement (No. 333-56732) on Form S-8 (for the NVR, Inc. 2000 Broadly-Based Stock Option Plan), the registration statement (No. 333-82756) on Form S-8 (for the Profit Sharing Plan of NVR, Inc. and Affiliated Companies), the registration statement (No. 333-115936) on Form S-3 (for a universal shelf registration for senior or subordinated debt, common shares, preferred shares, depositary shares representing preferred shares and warrants in an amount up to $1 billion), the registration statement (No. 333-125135) on Form S-8 (for the NVR, Inc. 2005 Stock Option Plan) of our reports dated February 21, 2007 with respect to the consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of NVR, Inc.

Our report refers to the adoption of SFAS 123(R), "Share-Based Payment."

KPMG LLP

McLean, Virginia
February 21, 2007

EXHIBIT 31.1

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS

I, Paul C. Saville, certify that:

1. I have reviewed this report on Form 10-K of NVR, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2007

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

EXHIBIT 31.2

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS

I, Dennis M. Seremet, certify that:

1. I have reviewed this report on Form 10-K of NVR, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2007

By: /s/ Dennis M. Seremet
Dennis M. Seremet
Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of NVR, Inc. for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of NVR, Inc., hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of NVR, Inc.

Date: February 21, 2007

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

By: /s/ Dennis M. Seremet
Dennis M. Seremet
Vice President, Chief Financial Officer and Treasurer

Directors and Officers

Board of Directors

C. Scott Bartlett, Jr. [1,3,4]
Corporate Director

Robert C. Butler [1,3,4,6]
Corporate Director

Timothy M. Donahue [2,3]
Corporate Director

Manuel H. Johnson [1,2,4,6]
Co-Chairman & Senior Partner
Johnson Smick International, Inc.

William A. Moran [5]
Chairman
Elm Street Development, Inc.

David A. Preiser [2,3,6]
Senior Managing Director
Houlihan Lokey Howard & Zukin

Dwight C. Schar [5]
Chairman of the Board
NVR, Inc.

George E. Slye [1,4,5]
Chief Executive Officer & Owner
GESCOM, Inc.

John M. Toups [2,5,6]
Corporate Director

Paul W. Whetsell [2,6]
President & Chief Executive Officer
CapStar Hotel Company

Committees:
[1] Audit
[2] Compensation
[3] Nominating
[4] Qualified Legal Compliance
[5] Executive
[6] Corporate Governance

Executive Officers

Dwight C. Schar
Chairman of the Board

Paul C. Saville
President & Chief Executive Officer

William J. Inman
President
NVR Mortgage

Dennis M. Seremet
Vice President, Chief Financial Officer
& Treasurer

Robert W. Henley
Vice President & Controller

General Information

Stock Exchange Information

Listed on the American Stock Exchange
Symbol: NVR

Transfer Agent & Registrar

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
1-877-282-1168
www.computershare.com

Annual Meeting

The Annual Meeting of NVR, Inc. will be held on May 4, 2007, at 11:30 a.m. at the NVR Corporate Headquarters,
Plaza America Tower 1
11700 Plaza America Drive, Suite 500
Reston, VA 20190

Shareholder Inquiries

Communications concerning transfer requirements, lost certificates, dividends or change of address should be addressed to Computershare at the address listed above.

General Counsel

Sack Harris & Martin, P.C.
McLean, VA

Auditors

KPMG LLP
McLean, VA

Press Releases, SEC Filings, & Corporate Governance Documents

Recent press releases, SEC filings, and corporate governance documents are available on NVR's website (www.nvrinc.com) or they may be obtained at no charge by contacting the NVR Investor Relations Department at:
NVR, Inc.
Plaza America Tower 1
11700 Plaza America Drive, Suite 500
Reston, VA 20190
703-956-4000

NVR

END

NVR, Inc. Plaza America Tower 1 11700 Plaza America Drive Suite 500 Reston, VA 20190